Exhibit 99.9

MERGER AGREEMENT

Among

AVAYA INC.,

SONIC ACQUISITION LTD.

And

RADVISION LTD.

Dated as of March 14, 2012

i

Exhibits
Exhibit A	Form of Merger Proposal
Exhibit B	Parent Knowledge Group
Exhibit C	Company Knowledge Group

Index of Defined Terms

102 Trustee	Section 9.03
Affiliate	Section 9.03
Ancillary Agreements	Section 9.03
Antitrust Laws	Section 6.03(e)
Benefited Enterprise Ruling	Section 3.15(z)
Book-Entry Shares	Section 2.01(c)
Business Day	Section 9.03
Cause	Section 9.03
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.03
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 2.02(g)
Companies Registrar	Section 1.03
Company	Preamble
Company 102 Securities	Section 9.03
Company Benefit Plans	Section 3.18
Company Board	Section 3.03(b)
Company Charter	Section 3.01(b)
Company Contracts	Section 3.12(b)
Company Convertible Securities	Section 3.02(a)
Company Data	Section 3.11(b)
Company ERISA Affiliate	Section 9.03
Company Financial Statements	Section 3.05(b)
Company Intellectual Property	Section 9.03
Company IP Contract	Section 9.03
Company Israeli Documents	Section 3.05(a)
Company IT Systems	Section 3.11(a)
Company Knowledge Group	Section 9.03
Company Material Adverse Effect	Section 9.03
Company Ordinary Share	Preamble
Company Pension Plans	Section 3.19(a)
Company Property	Section 3.09(a)
Company Recommendation	Section 6.01(b)
Company Recommendation Change	Section 5.02(c)
Company Reduced Termination Fee	Section 9.03
Company SEC Documents	Section 3.05(a)
Company Shareholder Approval	Section 3.03(c)
Company Shareholders Meeting	Section 6.01(b)
Company Software	Section 9.03
Company Stock Option	Section 9.03
Company Stock Plans	Section 9.03
Company Subsidiaries	Section 3.01(a)
Company Takeover Proposal	Section 9.03
Company Technology	Section 9.03
Company Termination Fee	Section 9.03
Confidentiality Agreement	Section 6.02
Consent	Section 3.04(b)
Contract	Section 3.02(a)
Copyrights	Section 9.03
ECI	Section 9.03
Effective Time	Section 1.03
Equity Interest	Section 9.03
ERISA	Section 3.19(a)

Exchange Act	Section 9.03
Exchange Fund	Section 2.02(a)
Filed Company SEC Documents	Section 9.03
Filing	Section 3.04(b)
GAAP	Section 9.03
Government Grant	Section 9.03
Governmental Entity	Section 3.04(b)
ICL	Preamble
Immaterial Company Technology	Section 9.03
Indebtedness	Section 9.03
Intellectual Property	Section 9.03
Investment Center	Section 9.03
IPL	Section 3.10(d)
ISA	Section 3.05(a)
Israeli Employees	Section 3.20(d)
ISL	Section 3.05(a)
ITA	Section 2.02(g)
Judgment	Section 9.03
Key Employee	Section 9.03
Knowledge	Section 9.03
Law	Section 9.03
Lien	Section 9.03
Marks	Section 9.03
Maximum Premium	Section 6.08(b)
Merger	Preamble
Merger Consideration	Section 2.01(c)
Merger Notice	Section 1.03
Merger Proposal	Section 6.06(a)
Merger Sub	Preamble
Nasdaq	Section 9.03
Non-Competition and Non-Solicitation Agreement	Preamble
Non-Conforming Contract	Section 3.12(b)
OCS	Section 9.03
OCS Approval	Section 9.03
Off-the-Shelf IP Contracts	Section 9.03
Option Consideration	Section 6.04(a)
Option Schedule	Section 6.04(c)
Options Tax Ruling	Section 6.10(a)
Ordinance	Section 2.02(g)
Ordinary Course of Business	Section 9.03
Outside Date	Section 8.01(b)(i)
Parent	Preamble
Parent Knowledge Group	Section 9.03
Parent Material Adverse Effect	Section 9.03
Parent Reduced Termination Fee	Section 9.03
Parent Termination Fee	Section 9.03
Patents	Section 9.03
Paying Agent	Section 2.02(a)
Permits	Section 3.13(a)
Permitted Lien	Section 9.03
Person	Section 9.03
Primary Company Executives	Section 3.19(f)
Principal Company Shareholders	Preamble
Prior Company Bidder	Section 9.03

Proceeding	Section 9.03
Products	Section 3.23
Proxy Statement	Section 6.01(a)
Publicly Available Software	Section 9.03
R&D Sponsor	Section 3.10(j)
Reference Date	Section 3.02(a)
Related Party	Section 3.22
Representative	Section 9.03
Sarbanes-Oxley Act	Section 3.05(d)
SEC	Section 9.03
Section 102 Plan	Section 3.19(i)
Securities Act	Section 9.03
Service Provider	Section 9.03
Software	Section 9.03
Specified Entity	Section 9.03

subsidiary	Section 9.03
Superior Company Proposal	Section 9.03
Surviving Corporation	Section 1.01
TASE	Section 9.03
Tax	Section 3.15(bb)
Tax Return	Section 3.15(bb)
Technology	Section 9.03
Trade Secrets	Section 9.03
Transactions	Preamble
Voting Agreement	Preamble
Voting Company Debt	Section 3.02(a)
WARN	Section 3.20(b)
Withholding Tax Ruling	Section 6.10(b)

v

MERGER AGREEMENT

MERGER AGREEMENT dated as of March 14, 2012, among Avaya Inc., a Delaware corporation (“Parent”), Sonic Acquisition Ltd., a corporation incorporated under the laws of the State of Israel (“Merger Sub”) and a wholly-owned indirect subsidiary of Parent, and RADVISION Ltd., a corporation incorporated under the laws of the State of Israel (the “Company”).

The parties hereto intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (the “ICL”), following which Merger Sub will cease to exist, the Company will become a wholly owned subsidiary of Parent and each issued Ordinary Share with a nominal value of ten Israeli Agorot (NIS 0.10) per share of the Company (“Company Ordinary Share”) not owned by Parent, Merger Sub or the Company shall be converted into the right to receive $11.85 (eleven U.S. Dollars and eighty five cents) in cash.

The Board of Directors of the Company has (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements (collectively, the “Transactions”) are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the other Transactions and (iii) determined to recommend to the shareholders of the Company the approval of this Agreement, the Merger and the other Transactions.

The Board of Directors of each of Parent and Merger Sub has approved this Agreement, the Merger and the other Transactions, and the Board of Directors of Merger Sub has (i) determined that this Agreement, the Merger and the other Transactions are fair to, and in the best interests of Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors and (ii) recommended that the sole shareholder of Merger Sub vote to approve this Agreement, the Merger and the other Transactions. Simultaneously with the execution and delivery of this Agreement, the sole shareholder of Merger Sub has approved this Agreement, the Merger and the other Transactions.

Simultaneously with the execution and delivery of this Agreement, as a condition to Parent’s entering into this Agreement and as an inducement thereto, Parent and each of Zohar Zisapel, Yehuda Zisapel, Boaz Raviv, RADbit Inc., Lomsha Ltd., Michael and Klil Holdings (93) Ltd. and RAD Data Communications Ltd. (the “Principal Company Shareholders”) are entering into one or more agreements (the “Voting Agreements”) pursuant to which the Principal Company Shareholders are agreeing to take, solely in their capacities as Company shareholders, specified actions in furtherance of the Merger.

Simultaneously with the execution and delivery of this Agreement, as a condition to Parent’s entering into this Agreement and as an inducement thereto, Parent, the Company and Zohar Zisapel are entering into a Non-Competition and Non-Solicitation Agreement (the “Non-Competition and Non-Solicitation Agreement”).

Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

Accordingly, intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of Sections 314 through 327 of the ICL, Merger Sub (as the target company (Chevrat Ha’Ya’ad)) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet)) at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Surviving Corporation shall continue to be governed by Israeli law and shall become a wholly owned subsidiary of Parent.

SECTION 1.02. Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Meitar Liquornik Geva & Leshem Brandwein, 16 Abba Hillel Rd., Ramat Gan 52506, Israel, at 10:00 a.m. on the second Business Day following the date on which each of the conditions set forth in Article VII is satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), or at such other time, date and location as the parties hereto shall mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.

SECTION 1.03. Effective Time. Before the Closing, Parent shall prepare, and as soon as practicable after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), Merger Sub shall, in coordination with the Company, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice (the “Merger Notice”) informing the Companies Registrar of the Merger and the proposed date of the Closing and requesting that, promptly after notice that the Closing has occurred, the Companies Registrar issue a certificate evidencing completion of the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”). The Merger shall become effective upon the issuance by the Companies Registrar, after the Closing, of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.04. Effects. The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation and all the rights, privileges, immunities, powers and franchises of the Surviving Corporation shall continue unaffected by the Merger in accordance with the ICL.

SECTION 1.05. Memorandum and Articles of Association. (a) The articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b) The memorandum of association of the Company, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

SECTION 1.06. Directors. The parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Corporation’s articles of association.

SECTION 1.07. Officers. The officers of the Company immediately before the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Share Capital of the

Constituent Corporations; Exchange of Certificates

SECTION 2.01. Effect on Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Company Ordinary Shares or any shares of Merger Sub:

(a) Share Capital of Merger Sub. Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable ordinary share, par value one Israeli Agorot (NIS 0.01) per share, of the Surviving Corporation as shall be issued and outstanding as of the Effective Time and such ordinary shares shall constitute the only outstanding shares of the Surviving Corporation.

(b) Cancellation of Treasury Shares and Parent-Owned Shares. Each Company Ordinary Share that is owned by the Company, any Company Subsidiary, Parent or Merger Sub shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Company Ordinary Shares. Subject to Section 2.01(b) (Cancellation of Treasury Shares and Parent-Owned Shares), each Company Ordinary Share issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $11.85 (eleven U.S. Dollars and eighty five cents) in cash (the “Merger Consideration”). As of the Effective Time, all such Company Ordinary Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such Company Ordinary Shares (each, a “Certificate”) or book-entry shares (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such Certificate (or affidavits of loss in lieu thereof) or Book-Entry Shares in accordance with Section 2.02 (Exchange of Certificates; Book Entry Shares), Merger Consideration without interest and subject to any applicable withholding Tax.

(d) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding Company Ordinary Shares shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration as provided in Section 2.01(c) shall be equitably adjusted to reflect such change.

SECTION 2.02. Exchange of Certificates; Book-Entry Shares.

(a) Paying Agent. On or prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company (the “Paying Agent”), and shall, at the Closing, deposit or cause to be deposited with the Paying Agent all the cash necessary to pay for the Company Ordinary Shares converted into the right to receive Merger Consideration pursuant to Section 2.01 (Effect on Share Capital) (such cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall, pursuant to irrevocable instructions, deliver the cash to be paid pursuant to Section 2.01 (Effect on Share Capital) out of the Exchange Fund. In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 2.01(c), Parent shall promptly deposit additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any other purpose except as expressly provided for in this Agreement.

(b) Exchange Procedures. As promptly as practicable following the Effective Time and in any event not later than the fourth Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate or Book-Entry Share (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates or Book-Entry Shares by the Paying Agent, and which shall be in such form and shall have such other provisions as Parent may reasonably specify, and which shall be in form reasonably satisfactory to the Company and shall be submitted to the Company’s review at least five (5) days prior to the estimated date of the Effective Time), (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration for the number of Company Ordinary Shares previously represented by such

Certificate or Book-Entry Share and (iii) a declaration in which the beneficial owner of Company Ordinary Shares underlying a Certificate or Book-Entry Share provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling (as defined herein), if obtained). Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate or Book-Entry Share shall be promptly paid in exchange therefor the Merger Consideration without interest and subject to any applicable withholding Tax, for each Company Ordinary Share formerly represented by such Certificate or Book-Entry Share, and the Certificate or Book-Entry Share so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered or whose name appears on the records of a nominee company (Chevra Le’Rishumim) in accordance with such duly completed and validly executed letter of transmittal, it shall be a condition of payment that (x) the Certificate or Book-Entry Share so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and reasonably satisfactory to Parent and (y) the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established, to the reasonable satisfaction of the Surviving Corporation, that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration, as contemplated by this Article II, without interest and subject to any applicable withholding Tax.

(c) No Further Ownership Rights in Company Ordinary Shares. The Merger Consideration paid in respect of Company Ordinary Shares upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to Company Ordinary Shares previously represented by such Certificates or Book-Entry Shares, and at the Effective Time, the share transfer books and shareholder register of the Company shall be closed and thereafter there shall be no further registration of transfers on the share transfer books and shareholder register of the Surviving Corporation of the Company Ordinary Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of Company Ordinary Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Ordinary Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.02(e) (No Liability), if, at any time after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Ordinary Shares for twelve months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Ordinary Shares who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration, without interest.

(e) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered before five years after the Effective Time (or immediately before such earlier date on which Merger Consideration would otherwise escheat to or become the property of any Governmental Entity), any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article II, including the obligation to deposit additional funds with the Paying Agent to cover any deficiency in the Exchange Fund, as provided in Section 2.02(a) and (ii) such investments shall be: (1) marketable obligations of, or obligations fully and directly guaranteed by, the United States, which obligations have a maturity of not more than 90 days; (2) repurchase obligations with a term of not more than ten days for underlying securities of the types described in the preceding clause (1) entered into with any bank organized under the laws of the United States or any state thereof, the commercial paper of which bank is rated A-2 or better by Standard & Poor’s Ratings Group or Prime-2 or better by Moody’s Investors Service, Inc.; or (3) money market funds (including tax-free funds) registered under the Investment Company Act of 1940, as amended from time to time, which have the highest rating available from a nationally recognized rating agency (e.g., AAA from Standard & Poor’s). Any interest and other income resulting from such investments shall be paid to Parent.

(g) Withholding Rights. Parent, the Surviving Corporation, the 102 Trustee and the Paying Agent shall be entitled to deduct and withhold from any payment made pursuant to this Agreement (including without limitation the Merger Consideration and payments made pursuant to Section 6.04(b) (Company Stock Options) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Withholding Tax Ruling and the Options Tax Ruling, if obtained, the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder (the “Ordinance”), or under any provision of state, local, Israeli or foreign Tax Law; provided, however, that with respect to withholding of Israeli Tax, in the event any holder of record of Company Ordinary Shares or Company Stock Options provides Parent, the Paying Agent or the Surviving Corporation with a valid withholding certificate issued by the Israeli Tax Authority (the “ITA”) regarding the withholding (or exemption from withholding) of Israeli Tax from the Merger Consideration or the Option Consideration to Parent’s reasonable satisfaction, at least two Business Days prior to the date of payment of such Merger Consideration or the Option Consideration, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration or the Option Consideration, as applicable, payable to such holder of record of Company Ordinary

Shares or Company Stock Options, as applicable, shall be made only in accordance with the provisions of such withholding certificate. For such purpose the Withholding Tax Ruling and the Options Tax Ruling will be considered a valid withholding certificate provided that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented to join any such applicable ruling. To the extent amounts are so withheld and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(h) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such customary terms as may be required by Parent as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate any cash that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

ARTICLE III

Representations and Warranties of the Company

Except as set forth in the Schedules to this Article III, the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01. Organization, Standing and Power. (a) The Company and each of its subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing (in those jurisdictions where such concept is recognized) under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all material governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted. Schedule 3.01(a) lists each Company Subsidiary and its jurisdiction of organization. The Company and each Company Subsidiary is duly qualified and in good standing (in those jurisdictions where such concept is recognized) to do business in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties make such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. A true and complete list of the jurisdictions in which the Company and the Company Subsidiaries are so qualified is set forth in Schedule 3.01(a).

(b) The Company has made available to Parent true and complete copies of the memorandum of association and articles of association of the Company, as in effect on the date of this Agreement (as so amended, the “Company Charter”), and the charter and organizational documents of each Company Subsidiary, in each case as in effect on the date of this Agreement. The minute books of the Company and each Company Subsidiary for the period commencing from January 1, 2009, and all the share certificate and transfer books of the

Company and each Company Subsidiary, all of which have been made available to Parent before the date hereof, are true and complete in all material respects. At the Closing, all such books will be in the possession of the Company or the applicable Company Subsidiary.

SECTION 3.02. Share Capital of the Company and the Company Subsidiaries. (a) The authorized share capital of the Company consists of 4,500,000 New Israeli Shekels divided into 45,000,000 shares divided into 44,984,470 ordinary shares of a nominal value of ten Israeli Agorot (NIS 0.10) each and 15,530 deferred shares of a nominal value of ten Israeli Agorot (NIS 0.10) each. At the close of business on March 11, 2012 (the “Reference Date”), (i) 22,516,223 Company Ordinary Shares were issued and 18,475,499 Company Ordinary Shares were outstanding, (ii) 4,040,724 Company Ordinary Shares were held by the Company in its treasury, and (iii) 3,828,441 Company Ordinary Shares were subject to outstanding Company Stock Options and 189,000 additional Company Ordinary Shares were reserved for issuance pursuant to the Company Stock Plans. All outstanding Company Stock Options as of the date hereof were issued under the RADVISION Year 2000 Stock Option Plan and no Company Stock Options are outstanding as of the date hereof or will be outstanding at the Closing Date under the RADVISION Ltd. Key Employee Share Incentive Plan (1996) and/or the RADVISION Ltd. Consultants Option Plan (1999). Schedule 3.02(a)(i) sets forth for each Company Subsidiary the amount of its authorized share capital, the amount of its outstanding share capital and the record and beneficial owners of its outstanding share capital, and there are no other shares or other equity securities of any Company Subsidiary issued, reserved for issuance or outstanding. All of the outstanding equity securities and other securities of each Company Subsidiary are owned of record and beneficially by the Company or one or more Company Subsidiaries, free and clear of all Liens). Except as set forth above, at the close of business on the Reference Date, no shares of the Company or other voting securities of the Company were issued, reserved for issuance or outstanding. Since the Reference Date to the date of this Agreement, (x) there have been no issuances by the Company of Company Ordinary Shares or other voting securities of the Company, other than issuances of Company Ordinary Shares pursuant to the exercise of Company Stock Options outstanding as of the Reference Date and (y) there have been no issuances by the Company of options, warrants, other rights to acquire Company Ordinary Shares or other rights that give the holder thereof any economic benefit accruing to the holders of any Company Ordinary Shares. All outstanding Company Ordinary Shares and all the outstanding share capital of each Company Subsidiary are, and all such shares that may be issued before the Effective Time, when issued, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Law (including the ICL), the Company Charter, by-laws or other organizational documents of any Company Subsidiary or any contract, lease, license, indenture, agreement, commitment or other legally binding arrangement, written or oral (“Contract”) to which the Company or any Company Subsidiary is a party or otherwise bound. There are not any bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of share capital of the Company or any Company Subsidiary may vote (“Voting Company Debt”). Schedule 3.02(a)(ii) lists, with respect to each outstanding Company Stock Option: (a) the Company Stock Plan under which such Company Stock Option was issued, (b) whether such Company Stock Option is currently intended to qualify as a nonqualified stock option or incentive stock option pursuant to the Code,

(c) the holder thereof, (d) the grant or issuance date, (e) expiration date, (f) the number of Company Ordinary Shares issuable thereunder, (g) the exercise price, (h) the vesting schedule thereof (including any acceleration terms in excess of those provided in the Company Stock Plans), and (i) with respect to each Company Stock Option (including exercised Company Stock Options) granted to any person subject to Israeli taxation: (A) whether such Company Stock Option was granted pursuant to Section 3(i) of the Ordinance or Section 102 thereof and specifying the subsection of Section 102 of the Ordinance pursuant to which such Company Stock Option was granted, (B) whether the holder thereof is an employee, director or consultant of the Company or any of the Company Subsidiaries (and the entity (either the Company or the relevant Company Subsidiary) receiving services from such person), (C) such person’s holding percentage in the Company (including on a fully diluted basis if it exceeds 5% of the outstanding share capital of the Company), (D) whether such person has relocated from or to Israel and (E) with respect to each Company 102 Security, the date on which the grant of such securities was approved by the board of directors of the Company. Except as set forth above, or on Schedule 3.02(a)(iii), there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional share capital or other equity interests in, or any security convertible or exercisable for or exchangeable into any share capital of or other equity interest in, the Company or any Company Subsidiary or any Voting Company Debt, (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Company Ordinary Shares (collectively, “Company Convertible Securities”). There were not in the past nor are there currently any contractual rights or obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire from any person subject to Israeli taxation any Company Stock Option or any share capital or other equity interests of the Company or any Company Subsidiary; and currently there are not any outstanding contractual rights or obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any share capital, membership interests, partnership interests, joint venture interests or other equity interests of the Company or any Company Subsidiary.

(b) Schedule 3.02(b) sets forth a true and complete list of all share capital, membership interests, partnership interests, joint venture interests and other equity interests in any Person (other than a Company Subsidiary) owned, directly or indirectly, by the Company or any Company Subsidiary.

SECTION 3.03. Authority; Execution and Delivery; Enforceability; Other Matters. (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, to perform and comply with each of its obligations under this Agreement and such Ancillary Agreements and to consummate the Transactions. The execution and delivery by the Company hereof and of the Ancillary Agreements to which it is, or is specified to be, a party, the performance and compliance by the Company with each of its obligations herein and therein and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Shareholder Approval. The Company has duly executed and delivered this Agreement and at or before the Closing will have duly executed and delivered each Ancillary Agreement to which it is a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after such execution and delivery constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(b) The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held duly and unanimously adopted resolutions (i) approving this Agreement and the Ancillary Agreements, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders, (iii) recommending that the Company’s shareholders approve this Agreement, (iv) declaring that this Agreement is advisable and (v) making all other affirmative determinations required to be made by the Company in connection with this Agreement and the Merger under the ICL. The audit committee of the Company Board has unanimously approved this Agreement and the Merger and the other transactions contemplated hereby, prior to the aforesaid approval of the Company Board.

(c) The only vote of holders of any class or series of shares of the Company necessary to approve and adopt this Agreement and the Merger pursuant to the ICL and the Company Charter is the approval of this Agreement by holders of a majority of the outstanding Company Ordinary Shares present and voting at a meeting (not including abstainers) (the “Company Shareholder Approval”).

(d) The Company does not have in effect any “poison pill” or any plan which could have a dilutive effect on the consummation of the Merger or the Transactions.

SECTION 3.04. No Conflicts; Consents. (a) The execution and delivery by the Company of this Agreement do not, the execution and delivery by the Company of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not (i) contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, (ii) give rise to a right of termination, cancellation or acceleration of any obligation or to a right to challenge the Transactions under, (iii) result in a loss of a material benefit under, (iv) give rise to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or (v) result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (A) the Company Charter or the charter or organizational documents of any Company Subsidiary, (B) any Company IP Contract, (C) any other material Contract or any material Company Benefit Plan to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (D) subject to the filings and other matters referred to in Section 3.04(b), any Judgment or Law applicable to the Company or any Company Subsidiary or their respective properties or assets.

(b) No consent, approval, waiver, license, permit, franchise, authorization or Judgment (“Consent”) of, or registration, declaration, notice, report, submission or other filing (“Filing”) with, any government or any arbitrator, tribunal or court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality (in each case whether Federal, state, local, foreign, international or multinational) (a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance hereof or any Ancillary Agreement or the consummation of the Transactions or the ownership by Parent of the Surviving Corporation following the Closing, other than (i) the OCS Approval, (ii) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (iii) the filings (A) with the SEC of such reports under Section 13 of the Exchange Act and (B) with the ISA under the ISL, in each case, as may be required in connection with this Agreement and the Ancillary Agreements, the Merger and the other Transactions, (iv) such Filings and Consents as may be required under the rules and regulations of Nasdaq and TASE, (v) such Filings and Consents as may be required solely by reason of Parent’s (as opposed to any third party’s) participation in the Transactions and (vi) such other Filings and Consents the failure of which to make or obtain has not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.05. SEC Documents; Israeli Documents; Undisclosed Liabilities. (a) The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC since December 31, 2009 (collectively, and together with all documents filed or furnished on a voluntary basis on Form 6-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”). None of the Company Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. As of its respective date of filing, each Company SEC Document complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, applicable to such Company SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation. The Company has timely filed all reports, schedules, forms, statements and other documents (the “Company Israeli Documents”) required to be filed with the Israeli Securities Authority (the “ISA”) since December 31, 2009 pursuant to the reporting requirements of the Securities Law of 1968 and the rules and regulations promulgated thereunder (the “ISL”). As of their respective effective dates, the Company Israeli Documents complied in all material respects with the applicable requirements of the ISL, and none of the Company Israeli Documents as of their respective effective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements of the Company included in the Company SEC Documents for the years ended December 31, 2009, 2010 and 2011 and for all the interim periods in 2011, including, if applicable, the notes thereto (the “Company Financial Statements”) and all related compilations, reviews and other reports issued by the Company’s accountants with respect thereto, comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Company Financial Statements: (i) have been prepared from the books and records of the Company and the Company Subsidiaries in accordance with GAAP consistently applied during the periods covered thereby (except as otherwise disclosed therein); (ii) are complete and correct in all material respects; and (iii) fairly present in all material respects the consolidated financial condition and the results of operations, cash flows and changes in shareholders’ equity of the Company (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company Financial Statements, subject, in the case of interim Company Financial Statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse). The books and records of the Company and the Company Subsidiaries, all of which have been made available to Parent before the date hereof to the extent so requested by Parent, are true and complete in all material respects, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described. All such books and records are, and at the Closing will be, in the possession of the Company or the applicable Company Subsidiary. No financial statements of any Person other than the Company and the Company Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company.

(c) The Company and the Company Subsidiaries do not have any material liabilities or obligations of a nature required by GAAP to be reflected on a consolidated balance sheet of the Company or in the notes thereto, except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Company Financial Statements and (ii) for liabilities and obligations incurred in the Ordinary Course of Business since the date of the most recent balance sheet included in the Company Financial Statements.

(d) The Company has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company and the Company Subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Company’s principal executive officer and its principal financial officer have disclosed, based on their findings in their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent (x) a summary of any such disclosure made by the Company’s principal executive officer and its principal financial officer to the Company’s auditors and audit committee of the Company Board and (y) any material communication made by management or the Company’s auditors to the audit committee of the Company Board required or contemplated by applicable listing standards or professional accounting standards during the period commencing December 31, 2009. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications are complete and correct. The management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2010, and such assessment concluded that such controls were effective. To the Knowledge of the Company, there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(e) No attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported to the Company’s chief legal counsel or chief executive officer evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents pursuant to Section 307 of the Sarbanes-Oxley Act. The Company has made available to Parent copies of all material written correspondence sent to or received from the SEC by the Company or any Company Subsidiary or their respective counsel or accountants since January 1, 2009. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Reports. To the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practice of the Company. The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq and the TASE and with the corporate governance and other requirements of the ICL. Except as permitted by the Exchange Act, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged, modified (in any material way) or forgiven personal loans to any executive officer or director of the Company.

(f) Neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any director, officer, auditor or accountant of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices.

(g) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s or such Company Subsidiary’s published financial statements or any Company SEC Documents.

SECTION 3.06. Information in Proxy Statement. The Proxy Statement and any other documents mailed to the shareholders of the Company or filed or furnished with the SEC or the TASE in connection with the Merger shall comply in all material respects with the requirements of all applicable Laws and shall not, at the time it is first mailed to the shareholders of the Company or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub or on their behalf in writing for inclusion or incorporation by reference in the Proxy Statement or such other document.

SECTION 3.07. Absence of Certain Changes or Events. From the date of the most recent financial statements included in the Filed Company SEC Documents, there has not occurred any event and no circumstances have existed or exist that constitute or would reasonably be expected to result in a Company Material Adverse Effect. From the date of the most recent financial statements included in the Filed Company SEC Documents to the date hereof, (a) the Company and the Company Subsidiaries have carried on and operated their respective businesses in the Ordinary Course of Business and (b) to the Knowledge of the Company, neither the Company nor any Company Subsidiary has taken any action that, if taken after the date hereof, would constitute a breach of or require a consent under Section 5.01 (Conduct of Business), and neither the Company nor any Company Subsidiary has taken any action that, if taken after the date hereof, would reasonably be expected to result in a Company Material Adverse Effect. From the date of the most recent financial statements included in the Filed Company SEC Documents, the Company has not waived the benefits of, provided any consent under, permitted any noncompliance with, failed to enforce or agreed to modify in any manner, any confidentiality or standstill agreement to which the Company or any Company Subsidiary is a party. The execution and delivery of this Agreement and the performance by the Company of its obligations hereunder will not give rise to any right of termination, cancellation or acceleration, or result in a loss of benefit under (including through an automatic termination of such agreement), any confidentiality or standstill agreement to which the Company or any Company Subsidiary is a party.

SECTION 3.08. Assets Other than Real Property Interests. The Company or a Company Subsidiary has good and valid title to all the assets reflected on the most recent financial statements included in the Filed Company SEC Documents or thereafter acquired, other than assets disposed of in the Ordinary Course of Business since the date of the most recent financial statements included in the Filed Company SEC Documents, in each case free and clear of all Liens other than Permitted Liens.

SECTION 3.09. Real Property. (a) Neither the Company nor any Company Subsidiary owns or has ever owned any real property or ownership interests in real property. Schedule 3.09(a) sets forth a true and complete list of all real property and interests in real property leased by the Company or any Company Subsidiary (individually, a “Company Property”). The Company or a Company Subsidiary has good and valid title to the leasehold estates in all Company Property, in each case free and clear of all Liens other than Permitted Liens. The Company Properties constitute all interests in real property used, occupied or held for use in connection with the business of the Company and the Company Subsidiaries and which are necessary for the continued operation of the business of the Company and the Company Subsidiaries as the business is currently conducted. All of the Company Properties and buildings, fixtures and improvements thereon (i) are in good operating condition (subject to normal wear and tear) and (ii) are suitable, sufficient and appropriate in all material respects for their current use. To the Knowledge of the Company, none of the improvements located on the Company Properties constitute a legal non-conforming use or otherwise require any special dispensation, variance or special permit under any Laws. The Company is not required to make any material improvements to any Company Property.

(b) The occupancies and uses of the Company Properties, as well as the development, construction, management, maintenance, servicing and operation of the Company Properties by the Company and the Company Subsidiaries, comply with all applicable Laws in all material respects and are not in violation of any thereof, except for such violations that are not reasonably expected to result in a Company Material Adverse Effect; and all material certificates of occupancy and all other material Permits required by Law for the proper use and operation of the Company Properties are in full force and effect. All material Permits, utility installations and connections required for the maintenance, operation and servicing of the Company Properties have been granted, effected, or performed and completed (as the case may be), and all fees and charges therefor for which the Company is responsible have been fully paid. Since January 1, 2009, none of the Company and the Company Subsidiaries have received written notice of any violations, Proceedings or Judgments relating to zoning, building use and occupancy, traffic, fire, health, sanitation, air pollution, ecological, environmental or other Law, against or with respect to the Company Properties.

(c) There is no outstanding Tax, levy or charge of any kind whatsoever in respect of the Company Properties or in connection with the Company’s or any Company Subsidiary’s use or right in such Company Properties for which Tax the Company or any Company Subsidiary is liable to the relevant Governmental Entity, and to the Company’s Knowledge, neither the Company nor any Company Subsidiary is under any obligation to pay such Taxes, levies or charges to any third party, including any Governmental Entity or the Israeli Land Administration, except for such Taxes not yet due. There are no outstanding claims or proceedings commenced by any third party (including any Governmental Entity) in connection with the Company’s possession or use of the Company Properties.

SECTION 3.10. Intellectual Property. (a) Schedule 3.10(a) sets forth a true and complete list of all of the following owned or filed by the Company or any Company

Subsidiary: (i) Patents, (ii) registered Marks, (iii) unregistered Marks, (iv) pending applications for registrations of any Marks, (v) pending applications for registrations of any unregistered Marks, (vi) registered Copyrights and (vii) pending applications for registration of any Copyrights. Except with respect to the Intellectual Property rights referred to in clause (iii) of this Section 3.10(a), Schedule 3.10(a) lists the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed. Each item of Company Intellectual Property listed or required to be listed in Schedule 3.10(a) is currently in material compliance with all formal legal requirements necessary to record and perfect the Company’s and each Company Subsidiary’s interest therein and the chain of title thereof. In addition, Schedule 3.10(a) identifies for each item of Company Intellectual Property any filings or other actions that may be necessary during the 120-day period commencing on the Closing Date in order to maintain the validity and enforceability of the registrations and applications for registration of such item of Company Intellectual Property.

(b) To the Company’s Knowledge, Schedule 3.10(b) sets forth a true and complete list of all Company Intellectual Property and all Company Technology that is not solely and exclusively owned by the Company or a Company Subsidiary, other than Intellectual Property included in Off-the-Shelf IP Contracts and Immaterial Company Technology, and such list identifies each of the material Company IP Contracts related to the foregoing that are in force, together with all amendments and supplements thereto and all waivers and modifications of any terms thereof, and indicates for each such Company IP Contract (i) the title, (ii) the parties thereto, (iii) the date executed, and (iv) whether such Company IP Contract is exclusive. The Company or a Company Subsidiary is the sole and exclusive owner of, or has valid rights to use the Company Intellectual Property and Company Technology in connection with the business of the Company and the Company Subsidiaries. The Company Intellectual Property and Company Technology includes all Intellectual Property and Technology used or held for use in connection with the operation of the businesses of the Company and the Company Subsidiaries, and, to the Company’s Knowledge, there is no other Intellectual Property or Technology that is material to the operation of the businesses of the Company and the Company Subsidiaries, or for the continued operation of the business of the Company and the Company Subsidiaries (including by the Surviving Corporation after the Merger), except for Off-the-Shelf IP Contracts. The Company or one of the Company Subsidiaries is the exclusive owner of all right, title and interest in and to the Company Intellectual Property and Company Technology purported to be owned by the Company or one of the Company Subsidiaries, free and clear of all Liens (except Permitted Liens) and free and clear of exclusive licenses. To the Knowledge of Company, the use, practice or other commercial exploitation of the Company Intellectual Property and Company Technology by the Company or any the Company Subsidiary and the manufacturing, licensing, marketing, importation, offer for sale, sale pursuant to or use of the Company Intellectual Property and the Company Technology, and the operation of the Company’s and the Company Subsidiaries’ businesses to the Knowledge of Company have not and do not infringe or misappropriate any Intellectual Property or Technology of any third Person. Neither the Company nor any the Company Subsidiaries is a party to or the subject of any pending or, to the Knowledge of the Company, threatened Proceeding, which involves a claim (y) against the Company or any Company Subsidiary, of infringement, unauthorized use, or violation of any Intellectual Property or Technology of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property or Company Technology or (z) contesting, challenging, or seeking to deny or restrict the right of the Company (including the Surviving

Corporation after the Merger) or any Company Subsidiary to use, distribute, sell, exercise, lease, license, transfer or dispose of any Company Intellectual Property or Company Technology, or any products, processes or materials covered thereby in the manner currently conducted or in the manner planned to be conducted as set forth in the product roadmap in Schedule 5.03. The Company has not received any written notice of any such threatened claim nor, to the Knowledge of the Company , are there any facts or circumstances that reasonably could form the basis for any claim against the Company (including the Surviving Corporation after the Merger) or any Company Subsidiary of infringement, unauthorized use, or violation of any Intellectual Property or Technology of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property or Company Technology. The Company Intellectual Property and Company Technology owned or exclusively licensed by the Company or any Company Subsidiary are (A) valid, subsisting and enforceable, (B) currently in compliance with any and all material formal legal requirements necessary to maintain the validity and enforceability thereof, and (C) not subject to any outstanding judgment, injunction, order, decree, ruling or agreement impairing, restricting or otherwise adversely affecting the Company’s or any Company Subsidiary’s use or licensing thereof or rights thereto, or that would impair the validity or enforceability thereof. Neither the Company nor any Company Subsidiary has received any written notification that a license under any other Person’s Intellectual Property or Technology is or may be required. Neither the Company nor any Company Subsidiary has made any offers of licenses to resolve any alleged infringement of Company Intellectual Property or Company Technology or charges of infringement under any Company Intellectual Property or Company Technology that have been declined. To the Knowledge of Company, on or after September 1, 2007, neither the Company nor any Company Subsidiary has received any written opinion of counsel regarding any patent validity or infringement issues relating to the Company’s or any Company Subsidiary’s respective businesses.

(c) To the Knowledge of the Company, no Person (including employees and former employees of the Company or any Company Subsidiary) is infringing or violating any Company Intellectual Property or Company Technology, and neither the Company nor any Company Subsidiary has made any such claims against any Person (including employees and former employees of the Company or any Company Subsidiary).

(d) To the Knowledge of the Company, each Person, including each present employee, independent contractor or consultant who conceived, developed or created or participated in creating any part of any Company Intellectual Property or Company Technology, has executed a proprietary information and invention disclosure and Intellectual Property assignment substantially in the form/s attached as Schedule 3.10(d) (which, in substantially the same manner as the form/s attached as Schedule 3.10(d), (i) includes a conveyance to the Company or a Company Subsidiary, as applicable, of all right (including moral rights), title and interest in and to all Intellectual Property or Technology developed or contributed to by such Person in connection with such Person’s engagement with the Company or a Company Subsidiary, as applicable, (ii) requires such Person, during and after the term of employment or Contract, to cooperate with the Company or the applicable Company Subsidiary in the prosecution of any Patent or other application to register or protect any other applicable Intellectual Property filed in connection with such Intellectual Property, and (iii) obligates such employee, consultant or independent contractor to keep any confidential information of the Company and the Company Subsidiaries, including Trade Secrets, confidential both during and, for a reasonable time, after the term of employment or Contract). All amounts payable by the Company or any Company Subsidiary to all Persons involved in the research, development, conception or reduction to practice of any Company Intellectual Property or Company Technology have been paid in full and no remuneration, compensation or other amounts remain outstanding or may become due and payable under any circumstance, except for amounts paid or payable to employees or independent contractors in connection with employment or services rendered or to be rendered in the ordinary course and not in the nature of a royalty. Except as expressly set forth in Schedule 3.10(d), all current and former employees of the Company have expressly and irrevocably waived the right to receive compensation in connection with “Service Inventions” under section 134 of the Israeli Patent Law-1967 (the “IPL”). No Person, including current and former employees or consultants, has excluded Intellectual Property and/or Technology made or conceived prior to such Person’s employment with or work for the Company or any Company Subsidiary from such Person’s assignment of inventions pursuant to such proprietary invention agreements. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any Company Subsidiary who is or was involved in, or who has contributed to, the creation or development of any Company Intellectual Property or Company Technology, in whole or in part, has performed services for, or was an employee of, or was otherwise engaged by any third party during or prior to the time of such Person’s employment or engagement by the Company or the applicable Company Subsidiaries, in a manner that may provide the basis for any claim, interest, or right of such third party with respect to any owned Company Intellectual Property or owned Company Technology.

(e) To the Knowledge of the Company, no Trade Secret or any other non-public, proprietary information material to the businesses of the Company or any Company Subsidiary has been authorized to be disclosed or has been actually disclosed by the Company or any Company Subsidiary to any employee or any third Person, other than pursuant to a written confidentiality or non-disclosure agreement prohibiting the unauthorized disclosure and use of the Company Intellectual Property or Company Technology. To the Company’s Knowledge, no employee, contractor or agent of the Company or any Company Subsidiary is in material default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, ownership, development, use or transfer of Company Intellectual Property or Company Technology in any material manner adversely affecting Company’s rights in Company Intellectual Property or Technology. The Company and the Company Subsidiaries have taken all reasonably necessary and appropriate steps to protect and preserve the confidentiality of all Trade Secrets. No rights in any Company Intellectual Property, Company Software or Company Technology have been transferred or granted to any other Person except as set forth in the Company IP Contracts and except for non-exclusive licenses of Company products granted by the Company or the Company Subsidiaries to their customers in the ordinary course of business.

(f) To the Knowledge of the Company, Schedule 3.10(f) contains (i) a true and complete list of all Publicly Available Software used by the Company in each of the Specified Products, and (ii) the details of the Specified Products and the manner in which such Publicly Available Software are being used. Other than as set forth in Schedule 3.10(f), neither the Company nor any Company Subsidiary has used Publicly Available Software in any manner that would (A) require the disclosure or distribution of any Software owned by the Company or any Company Subsidiary in source code form, (B) require the licensing of any Company Intellectual Property or Company Technology for the purpose of making derivative works, (C) impose any restriction on the consideration to be charged for the distribution of any Company Intellectual Property or Company Technology, (D) create obligations of the Company or any Company Subsidiary with respect to any Company Intellectual Property or Company Technology or grant to any third party, any material rights or immunities (other than a license) under any Company Intellectual Property or Company Technology, or (E) impose any other material limitation, restriction or condition on the right of the Company or any Company Subsidiary to use or distribute any Company Intellectual Property or Company Technology. With respect to any Publicly Available Software that is or has been used by the Company or any Company Subsidiary in any way, the Company and each Company Subsidiary has been and is in compliance with all material terms and conditions of all applicable licenses with respect thereto.

(g) Reserved.

(h) The Company has made available to Parent true and complete copies of all material Company IP Contracts. To the Company’s Knowledge, each of the Company IP Contracts is valid, binding and in full force and effect. The Company or the applicable Company Subsidiary has performed all material obligations required to be performed by it under the Company IP Contracts, and to the Knowledge of the Company it is not (with or without notice or lapse of time, or both) in material breach or default thereunder and, to the Knowledge of the Company, no other party to any Company IP Contract is (with or without notice or lapse of time, or both) in breach or default thereunder (other than an immaterial breach or default). None of the Company or the Company Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any Company IP Contract or any notice of the intention of any party to terminate any Company IP Contract. The Company has not provided any notice of violation or breach of, and, to the Knowledge of the Company, no circumstances exist and no event has occurred that (with or without notice or lapse of time, or both) would contravene, conflict with, or result in a violation or breach of, or give the Company or any Company Subsidiary or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company IP Contract. There are no Contracts or arrangements to which the Company or any Company Subsidiary is a party under which any Governmental Entity acquires rights with respect to any owned or exclusively licensed Company Software or owned or exclusively licensed Company Intellectual Property greater than “limited rights” with respect to “technical data” as defined by the provisions of DFAR 252.227-7013 (Nov. 1995) or “restricted rights” with respect to Software as defined by the provisions of DFAR 252.227-7014 (June 1995), nor has any Governmental Entity acquired any rights outside of any such Contracts, arrangements or subcontract as the result of providing any funding relating to the development of any Company Intellectual Property, including any government rights and prerogatives as defined under the IPL including rights under Section 55, Chapter 6 and Chapter 8 thereof.

(i) The consummation of the Transactions will not trigger (i) the creation of any Lien (other than Permitted Liens) on any Company Intellectual Property or Company Technology, (ii) Parent or any of its Affiliates (other than the Company or its Affiliates) being bound by or subject to any non-compete or licensing obligation, covenant not to sue, or other restriction on the operation or scope of its business, to which the Company or any Company Subsidiary is not bound or subject on the date hereof, (iii) Parent or any of its Affiliates, or the Company (including the Surviving Corporation) or any Company Subsidiary, being obligated to pay any royalties, honoraria, fees or other payments to any Person with respect to any Company Intellectual Property or Company Technology in excess of those payable by the Company and the Company Subsidiaries on the date hereof or as otherwise in accordance with the terms set forth in the Company IP Contracts, or (iv) Parent or any of its Affiliates, or the Company (including the Surviving Corporation) or any Company Subsidiary, being obligated to release from escrow any Company Intellectual Property or Company Technology.

(j) No university, military, educational institution, research center, Governmental Entity, entity owned or controlled by any Governmental Entity or other organization (each, an “R&D Sponsor”) has sponsored or provided funding for research and development conducted in connection with the business of the Company and the Company Subsidiaries, or, to the Knowledge of the Company, has any claim of right to, ownership of or other Lien on any owned or exclusively licensed Company Intellectual Property or owned or exclusively licensed Company Technology. Neither the Company nor any Company Subsidiary has participated in any standards-setting activities or joined any standards setting or similar organization that would affect the proprietary nature of any Company Intellectual Property or Company Technology or restrict the ability of the Company or any of the Company Subsidiaries to enforce, license or exclude others from using any Company Intellectual Property or Company Technology. To the Knowledge of the Company, no Person (including any current and former employee, consultant or independent contractor of the Company or any Company Subsidiary) who is or was involved in, or who has contributed to, the creation or development of any of the owned Company Intellectual Property or owned Company Technology has performed services for, was an employee of, or was otherwise engaged (including as a graduate student) by any R&D Sponsor, during the time period in which such Person was engaged by the Company or any Company Subsidiary or during the period such Person would be deemed under applicable Law to have contributed to the creation or development of Company Intellectual Property or Company Technology. Schedule 3.10(j) sets forth the amount of each Government Grant received by the Company or any Company Subsidiary from the OCS and the aggregate amount of each such Government Grant. Neither the Company nor any Company Subsidiary has any outstanding royalty or similar obligations to the OCS under any such Government Grant.

(k) To the Knowledge of the Company, the Company and each Company Subsidiary has complied with all applicable Laws and with all applicable Contracts relating to the placement of legends or restrictive markings on technical data, Software and other proprietary assets to ensure that no Governmental Entity or other Person is able to acquire any rights with respect to such technical data, computer software or Company Intellectual Property.

(l) As of the Closing, the Company and the Company Subsidiaries will be in compliance with the terms of all licenses of Publicly Available Software (without giving rise to any of the matters referred to in clauses (A) through (E) of Section 3.10(f)) and of other Software used by the Company in each of the Specified Products, all subject to the terms set forth in the plan attached hereto as Schedule 3.10(l). As of the Closing, each of the Specified Products will operate in the same manner as such Specified Products operate as of the date hereof.

SECTION 3.11. Information Technology; Security and Privacy. (a) The Company and the Company Subsidiaries own, lease or license all Technology, including all information technology and computer systems relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, used in or necessary for the conduct of the business of the Company and the Company Subsidiaries (collectively, “Company IT Systems”). To the Knowledge of the Company, all material Company IT Systems have been maintained, in all material respects, by technically competent personnel. To the Knowledge of the Company, the Company IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the business of the Company and the Company Subsidiaries in all material respects. The Company and the Company Subsidiaries have in place a commercially reasonable disaster recovery program, including providing for the regular back-up and prompt recovery of the data and information necessary for the conduct of the business of the Company and the Company Subsidiaries (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business of the Company and the Company Subsidiaries.

(b) To the Knowledge of the Company, all right, title and interest in and to the data included in the Company Intellectual Property that is material to the business of the Company and the Company Subsidiaries taken as a whole and contained in any database used or maintained by the Company or the Company Subsidiaries (collectively, the “Company Data”) is owned or licensed by the Company or a Company Subsidiary, free and clear of all Liens (other than Permitted Liens).

(c) The Company has established and to the Knowledge of the Company is in compliance with a written information security program or programs covering the Company that (i) includes safeguards for the security, confidentiality and integrity of transactions and confidential or proprietary Company Data and (ii) is designed to provide for commercially reasonable steps to protect against unauthorized access to the Company IT Systems and Company Data.

SECTION 3.12. Contracts. (a) Schedule 3.12(a) sets forth a true and complete list of each of the following Contracts to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(1) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(2) any employment Contract that has an aggregate future liability, including base salary and target bonus or other incentive compensation, in excess of $175,000 annually or is not terminable by the Company or a Company Subsidiary by notice of not more than 60 days for a cost of less than $50,000;

(3) any severance, termination, golden parachute, change-of-control or similar agreement with any current or former director, officer or employee of the Company or any Company Subsidiary, except for Contracts that provide for severance, termination and/or similar benefits to the minimum extent required by applicable Law.

(4) collective bargaining agreement or other Contract with any labor organization, council, union or association;

(5) Contract or covenant not to compete or other Contract restricting the development, manufacture, marketing or distribution of the products and services of the Company or any Company Subsidiary (or, after the Merger, of Parent or any of its Affiliates), including any Contract with any Person granting such Person the exclusive right in any territory to sell or distribute any Product;

(6) Contract with (A) any Related Party of the Company, (B) any current officer, director or employee of the Company, a Company Subsidiary or any Related Party of the Company or (C) any “controlling shareholder” of the Company (as defined in the ISL);

(7) other than the Company IP Contracts, customer, client, sales representative, distributor or supply Contract that involves consideration in fiscal year 2011 in excess of $1,500,000 or that is reasonably likely to involve consideration in fiscal year 2012 or fiscal year 2013 in excess of $1,500,000;

(8) Contract with a Governmental Entity;

(9) lease, sublease or similar Contract with any Person that involves payment of consideration in excess of $250,000 annually under which the Company or a Company Subsidiary is a lessor or sublessor of, or makes available for use to any Person (A) any Company Property or (B) any portion of any premises otherwise occupied by the Company or a Company Subsidiary;

(10) Contract under which the Company or a Company Subsidiary has borrowed any money from, or issued any note, bond, debenture or other evidence of Indebtedness to, any Person (other than the Company or a Company Subsidiary) or any other note, bond, debenture or other evidence of Indebtedness of the Company or a Company Subsidiary (other than in favor of the Company or a Company Subsidiary);

(11) Contract (including any so called take-or-pay or keepwell agreements) under which any Person including the Company or a Company Subsidiary, has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any other Person including the Company or a Company Subsidiary (in each case other than endorsements for the purpose of collection in the Ordinary Course of Business);

(12) Contract under which the Company or a Company Subsidiary has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person in excess of $500,000 individually or $2,000,000 in the aggregate (other than the Company or a Company Subsidiary and other than extensions of trade credit in the Ordinary Course of Business);

(13) Contract providing for indemnification of any Person with respect to liabilities relating to any current or former business of the Company, a Company Subsidiary or any predecessor Person except for Contracts entered into in the Ordinary Course of Business;

(14) a standstill or similar Contract;

(15) Contract (including a purchase order), involving payment by the Company or a Company Subsidiary of more than $1,000,000 or extending for a term more than 365 days from the date hereof (unless terminable by the Company without payment or penalty upon no more than 120 days’ notice), other than purchase orders entered into after the date hereof in the Ordinary Course of Business and not in violation hereof, and except for confidentiality, non-disclosure or similar agreements entered into in the Ordinary Course of Business;

(16) Contract (including a sales order) involving the obligation of the Company or a Company Subsidiary to deliver products or services extending for a term more than 365 days from the date hereof (unless terminable by the Company without payment or penalty upon no more than 60 days’ notice), other than sales orders entered into after the date hereof in the Ordinary Course of Business and not in violation hereof, and except for confidentiality, non-disclosure or similar agreements entered into in the Ordinary Course of Business;

(17) Contract involving payment of consideration or of value in excess of $1,000,000 for the sale of any asset of the Company or a Company Subsidiary (other than inventory sales in the Ordinary Course of Business) or the grant of any preferential rights to purchase any such asset or requiring the Consent of any party to the transfer thereof, other than any such Contract entered into after the date hereof in the Ordinary Course of Business and not in violation hereof;

(18) Contract for any joint venture, partnership or similar arrangement, or any Contract involving a sharing of revenues, profits, losses, costs, or liabilities by the Company or any Company Subsidiary with any other Person;

(19) Contract for the acquisition, sale or lease of material properties or assets (by merger, purchase or sale of stock or assets or otherwise);

(20) Contract granting any Person a right of first refusal or first negotiation;

(21) Contract for the purchase, lease to license by the Company or any Company Subsidiary of any material component, product or item that is, or is intended to be, embedded in any Product;

(22) Contract pursuant to which the Company or any Company Subsidiary has delivered, or has an obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) to deliver, into escrow any Company Intellectual Property or Company Technology;

(23) Contract with any Service Provider in which the Company or a Company Subsidiary is the supplier;

(24) Contract with any Specified Entity; or

(25) Contract other than as set forth above that is material to the business of the Company and the Company Subsidiaries or the use or operation of their assets, taken as a whole.

(b) All Contracts set forth or required to be set forth in Schedule 3.12(a) (the “Company Contracts”) are valid and binding agreements of the Company or the applicable Company Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto, and are in full force and effect and are enforceable against the Company or the applicable Company Subsidiary and, to the Knowledge of the Company, against each other party thereto, in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Company or the applicable Company Subsidiary has performed in all material respects all material obligations required to be performed by it under the Company Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default in any material respect thereunder and, to the Knowledge of the Company, no other party to any Company Contract is (with or without notice or lapse of time, or both) in breach or default in any material respect thereunder. None of the Company and the Company Subsidiaries has received notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any Company Contract. The Company has not provided any notice of violation of any Company Contract and has not been provided with any notice of the intention of any party to terminate any Company Contract and, to the Knowledge of the Company, no circumstances exist and no event has occurred that (with or without notice or lapse of time, or both) would contravene, conflict with, or result in a violation or breach of, or give the Company or any Company Subsidiary or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company Contract. True and complete copies of all Company Contracts, together with all amendments, supplements and modifications thereto, have been made available to Parent before the date hereof. As of the date hereof, there are no renegotiations of, or outstanding rights to renegotiate any material amounts paid or payable to the Company or any Company Subsidiary under current Company Contracts with any Person and no such Person has made written demand for such renegotiation. Neither the Company nor any Company Subsidiary is party to any Contract with a customer or a material supplier that does not substantially conform to the form of such supplier or customer Contract made available to Parent (each, a “Non-Conforming Contract”), except for such Non-Conforming Contracts that have been made available to Parent.

SECTION 3.13. Permits. (a) All certificates, licenses, permits, authorizations and approvals (“Permits”) issued or granted to the Company or a Company Subsidiary are validly held by the Company or a Company Subsidiary, other than Permits which are ministerial in nature and as to which the Company has no reason to believe would not be issued in due course and which the failure of the Company to possess would not subject the Company or any Company Subsidiary to material taxes or penalties, and the Company or the applicable Company Subsidiary is in material compliance, and since January 1, 2009 has complied, in all material respects with all terms and conditions thereof. Since January 1, 2009, neither the Company nor any Company Subsidiary has received notice of any Proceeding relating to (i) any violation of, or failure to comply with, any material term or requirement of any such Permit or (ii) any revocation, withdrawal, suspension, cancellation, termination, nonrenewal or material modification of any such Permit. To the Knowledge of the Company, no event has occurred since January 1, 2009 and no circumstance exists that (with or without notice or lapse of time, or both) (i) constitute or would reasonably be expected to result in a material violation of, or a failure to comply with, any term or requirement of any such Permit or (ii) would reasonably be expected to result in the revocation, withdrawal, suspension, cancellation, termination, nonrenewal or material modification of any such Permit. All applications required to have been filed for the renewal of each such Permit have been duly filed on a timely basis with the appropriate Governmental Entity except where such failure to timely file such applications has not had and would not reasonably be expected to have a Company Material Adverse Effect, and all other Filings required to have been made with respect to each such Permit have been duly made on a timely basis with the appropriate Governmental Entity except where such failures to timely make such Filings has not had and would not reasonably be expected to have a Company Material Adverse Effect. Subject to the satisfaction of the conditions set forth in Sections 7.02(f) and 7.02(h), none of such Permits will be subject to revocation, withdrawal, suspension, termination, nonrenewal or modification as a result of the execution and delivery hereof or any Ancillary Agreement or the consummation of the Transactions.

(b) The Company and the Company Subsidiaries possess all material Permits to own or hold under lease and operate their respective assets and to conduct the business of the Company and the Company Subsidiaries as currently conducted.

(c) The business of the Company and the Company Subsidiaries does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export requires the Company or any Company Subsidiary to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means), 1974 or other legislation regulating the development, commercialization or export of technology. To the extent that any license under the foregoing legislation has been granted to the Company or any of the Company Subsidiaries, a true and correct copy of such license has been made available to Parent and the Company and the applicable Company Subsidiary is in compliance, in all material respects, with the terms and conditions of such license and has duly fulfilled, in all material respects, all the undertakings required thereby.

SECTION 3.14. Insurance. All insurance policies maintained with respect to the Company and the Company Subsidiaries, their respective assets and properties, or their directors, officers or employees are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date), and, since January 1, 2009, no notice of cancellation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms without any gaps in insurance coverage.

SECTION 3.15. Taxes. (a) The Company and each Company Subsidiary has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate in all material respects. All Taxes shown to be due on such Tax Returns, and all other material Taxes, have been timely paid.

(b) Schedule 3.15(b) sets forth a schedule of the Tax Returns referred to in Section 3.15(a) with respect to which neither the appropriate Governmental Entity has completed its examination (with all issues finally resolved) nor the period for assessment of the associated Taxes (taking into account all applicable extensions and waivers) has expired.

(c) The most recent financial statements contained in the Filed Company SEC Documents reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items or carryforwards) for all Taxable periods and portions thereof through the date of such financial statements. No material deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against the Company or any Company Subsidiary, and no written requests for waivers of the time to assess any such material Taxes are pending.

(d) No extension of time within which to file any Tax Return required to be filed by the Company or any Company Subsidiary is in effect. No waiver of any statute of limitations relating to Taxes for which the Company or any Company Subsidiary may be liable is in effect, and no written request for such a waiver is outstanding.

(e) No action, suit, investigation, audit, claim or assessment is pending or proposed or threatened in writing with respect to Taxes for which the Company or any Company Subsidiary may be liable.

(f) All deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in Section 3.15(a) have been paid in full or otherwise finally resolved.

(g) Since January 1, 2006 no claim has been made by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary has never paid Taxes or filed Tax Returns asserting that the Company or such Company Subsidiary, respectively, is or may be subject to Taxes assessed by such jurisdiction.

(h) There are no Liens for Taxes (other than a Permitted Lien) on the assets of the Company or any Company Subsidiary.

(i) Neither the Company nor any Company Subsidiary is bound by any Tax indemnity, Tax sharing agreement or Tax allocation agreement or arrangement with respect to Taxes.

(j) There are no Tax rulings, requests for rulings, or closing agreements relating to Taxes for which the Company or any Company Subsidiary may be liable that could affect the Company’s or any Company Subsidiary’s liability for Taxes for any taxable period ending after the Closing Date.

(k) Neither the Company nor any Company Subsidiary will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other Tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale or the receipt of any prepaid amount, in each case prior to Closing.

(l) All material Taxes that the Company or any Company Subsidiary is required by law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

(m) Each of the Company and the Company Subsidiaries has duly collected all amounts on account of any sales transfer Taxes or value-added Tax, including goods and services, harmonized sales and provincial or territorial sales Taxes, required by Law to be collected by it, and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it. Neither the Company nor any of the Company Subsidiaries has refunded or deducted any input value-added Tax that it was not so entitled to deduct or refund.

(n) Any related party transaction subject to Section 85A of the Ordinance or Section 482 of the Code (or any similar provision of the Tax Laws of any other jurisdiction) conducted by the Company or any Company Subsidiary has been on an arms-length basis in accordance with applicable Law.

(o) Neither the Company nor any Company Subsidiary has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131C(2)(g) of the Ordinance and the regulations promulgated thereunder. With respect to each transaction in which the Company or any Company Subsidiary has participated that is a “reportable transaction” within the meaning of U.S. Treasury Regulation § 1.6011-4(b)(1) (or any similar provision of the Tax Laws of any other jurisdiction), such participation has been properly disclosed on IRS Form 8886 or as otherwise required under the Tax Laws of any other jurisdiction.

(p) None of the Company Subsidiaries that is organized outside of Israel (i) is or has been an Israeli resident as defined in Section 1 of the Ordinance or (ii) has or has had any assets that principally comprise, directly or indirectly, assets located in Israel, in either case as determined in accordance with the Tax Laws of Israel.

(q) To the Knowledge of the Company, neither the Company nor any Company Subsidiary has a permanent establishment in any other country except the country of its incorporation, income earned by any such entity is subject to Tax only in the country in which such entity is incorporated (subject to withholding Tax obligations of third parties in other jurisdictions with respect to income derived by the Company or by the Company Subsidiaries) and such entity does not have any trade, business or income that may be subject to Tax outside its country of incorporation.

(r) Neither the Company nor any of the Company Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2.

(s) Neither the Company nor any Company Subsidiary has been at any time a “United States real property holding corporation” for purposes of Sections 897 and 1445 of the Code.

(t) Reserved.

(u) During the last three years, no United States Company Subsidiary or any of its subsidiaries have been a party to any transaction treated by the parties thereto as one to which Section 355 of the Code (or any similar provision of the Tax Laws of any other jurisdiction) applied.

(v) Other than as a consequence of the Transactions, to the Knowledge of the Company, after the Closing Date no limitation under Section 382 of the Code will apply to the utilization of any net operating loss (or alternative minimum tax net operating loss) carryover or capital loss carryover of the Company and the Company Subsidiaries carried from a period ending on or prior to the Closing Date.

(w) Neither the Company nor any Company Subsidiary (i) is or has been a member of an “affiliated group” within the meaning of Section 1504 of the Code (or any similar provision of the Tax Laws of any other jurisdiction) other than the affiliated group of which RADVISION Inc. is the common parent, or (ii) has any liability for Taxes of another Person under U.S. Treasury Regulation § 1.1502-6 (or any similar provision of the Tax Laws of any other jurisdiction), under any agreement or arrangement, as a transferee or successor, or otherwise.

(x) All books and records which the Company or any Company Subsidiary is required under applicable Laws to keep for Tax purposes (including all documents and records likely to be needed to defend any challenge by any Governmental Entity to the transfer pricing of any transaction) have been duly kept in accordance with all applicable requirements and are available for inspection at the premises of the Company or relevant Company Subsidiary.

(y) No election has been made under U.S. Treasury Regulation § 301.7701-3 or any similar provision of the Tax Laws of any other jurisdiction to treat the Company or any Company Subsidiary as an association, corporation or partnership. Neither the Company nor any Company Subsidiary is disregarded as an entity for Tax purposes.

(z) Schedule 3.15(z) lists each material Government Grant. The Company provided to Parent true and correct copies of all applications for Government Grants and of all letters of approval and ruling issued as well as supplements thereto related to the Government Grants and such applications and other documents. Schedule 3.15(z) details all material undertakings of the Company given in connection with the Government Grants. All Approved Enterprise plans approved by the Investment Center under the ECI have expired on December 31, 2011 and neither the Company nor any of its Subsidiaries is currently entitled to any Tax benefits thereunder. The Company has not modified the treatment of any Government Grants, revoked any election relating thereto, or undertaken any action disqualifying the Company from treating such investments as Approved Enterprise or Benefited Enterprise. The Company has at all times been and currently is in compliance, in all material respects, with the terms and conditions of the Government Grants and the tax ruling issued by the ITA on October 22, 2007 (the “Benefited Enterprise Ruling”), and has duly fulfilled, in all material respects, all the undertakings relating thereto. In addition, all of the representations provided to the ITA as part of the Benefited Enterprise Ruling were accurate in all material respects when made. No consent or approval of any Governmental Entity is required prior to the consummation of the Merger in order to preserve the entitlement of the Surviving Corporation or its subsidiaries to any such

Israeli Tax incentive. The Company has not received any written notice of (i) the revocation, annulment, withdrawal, suspension, cancellation, recapture or material modification of any of the Government Grants, (ii) the imposition of any material limitation on any Government Grant or any benefit available in connection with any Government Grant or (iii) a requirement that the Company return or refund any benefits provided under any Government Grant.

(aa) Reserved.

(bb) For purposes of this Agreement:

“Tax” (and, with correlative meaning, “Taxes”) means: (i) any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under Code Section 59A), escheat payments or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax sharing arrangement), as a result of being a transferee or successor, or otherwise.

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

SECTION 3.16. Proceedings. Except as disclosed in the Filed Company SEC Documents, there is no Proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary (and the Company is not aware of any basis for any such Proceeding), nor is there any Judgment outstanding against the Company or any Company Subsidiary, that (a) relates to or involves more than $150,000, (b) seeks or imposes any material injunctive relief or (c) relates to the Transactions. To the Knowledge of the Company, there is no pending or threatened investigation of the Company or any Company Subsidiary by any Governmental Entity. As of the date hereof, there are no pending claims and, to the Knowledge of the Company, no facts that would reasonably entitle any director or officer of the Company or any Company Subsidiary to indemnification by the Company or any Company Subsidiary under applicable Law, the Company Charter or the certificate of incorporation or bylaws or other organizational or governance documents of any Company Subsidiary, any insurance policy maintained by the Company or any Company Subsidiary or any indemnity agreements of the Company or similar agreements to which the Company or any Company Subsidiary is a party or by which any of its properties or assets is or may be bound.

SECTION 3.17. Compliance with Laws; FCPA Matters. (a) Except as disclosed in the Filed Company SEC Documents, the Company and the Company Subsidiaries are in compliance with all Laws and all Judgments applicable to the Company, any Company

Subsidiary or any material assets owned or used by any of them, except for instances of noncompliance that are not material to the Company and the Company Subsidiaries, taken as a whole. Except as set forth in the Filed Company SEC Documents, neither the Company nor any Company Subsidiary has received any written communication during the past two years from a Governmental Entity that alleges that the Company or a Company Subsidiary is not in compliance in any material respect with any Law or Judgment.

(b) Neither the Company nor any Company Subsidiary, nor any joint venture to which the Company or any Company Subsidiary is a party, nor, to the Knowledge of the Company, any of their directors, officers, agents or employees, has directly or indirectly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property, or services in violation of the U.S. Foreign Corrupt Practices Act or any other Law.

SECTION 3.18. Absence of Changes in Benefit Plans. From the date of the most recent audited financial statements included in the Filed Company SEC Documents to the date of this Agreement, there has not been any adoption or amendment in any material respect by the Company or any Company Subsidiary of any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or agreement providing benefits to any current or former employee, officer or director of the Company or any Company Subsidiary (collectively, “Company Benefit Plans”) or the provisions of any collective bargaining agreement in respect with such benefits.

SECTION 3.19. ERISA Compliance; Excess Parachute Payments; Company Stock Options. (a) Schedule 3.19(a) contains a list of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (“Company Pension Plans”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other Company Benefit Plans maintained, or contributed to, by the Company or any Company ERISA Affiliate for the benefit of any current or former employees, consultants, officers or directors of the Company or any Company Subsidiary. Each Company Benefit Plan has been administered in compliance with its terms in all material respects, except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true, complete and correct copies of (i) each Company Benefit Plan (or, in the case of any unwritten Company Benefit Plan, a description thereof), (ii) the two most recent annual reports on Form 5500 filed with the Internal Revenue Service with respect to each Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required under ERISA and (iv) each trust agreement and group annuity contract relating to any Company Benefit Plan. To the Knowledge of the Company, each such Form 5500 and each such summary plan description (or similar document) was as of its date and is true, complete and correct in all material respects.

(b) Each Company Pension Plan subject to Section 401(a) of the Code has been the subject of a determination letter from the Internal Revenue Service to the effect that such Company Pension Plan is qualified and exempt from Federal income taxes under Sections

401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened, nor has any such Company Pension Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs, other than amendments required by Law.

(c) No Company Pension Plan is or has ever been subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA. To the Knowledge of the Company, none of the Company, any Company Subsidiary, any officer of the Company or any of its Company Subsidiary or any of the Company Benefit Plans which are subject to ERISA, including the Company Pension Plans, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company, any Company Subsidiary or any officer of the Company or any Company Subsidiary to the tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(i) or 502(1) of ERISA.

(d) None of the Company, any Company ERISA Affiliate, or any of their respective predecessors has contributed to, contributes to, has been required to contribute to, or otherwise participated in or participates in or in any way has any material liability, directly or indirectly, with respect to any plan or arrangement that provides for post-employment medical, life insurance or other welfare-type benefits (other than health continuation coverage required by Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA or otherwise as required by law).

(e) With respect to any Company Benefit Plan that is an employee welfare benefit plan, (i) no such Company Benefit Plan is unfunded or funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code), (ii) to the Knowledge of the Company, each such Company Benefit Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code), complies with the applicable requirements of Section 4980B(f) of the Code and (iii) each such Company Benefit Plan (including any such Plan covering retirees or other former employees) may be amended or terminated without material liability to the Company and the Company Subsidiaries on or at any time after the Effective Time.

(f) Other than payments that may be made to the Persons listed in Schedule 3.19(f) (the “Primary Company Executives”), any amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any other Transaction by any employee, officer or director of the Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Benefit Plan currently in effect would not be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Set forth in Schedule 3.19(f) is (i) the estimated maximum amount that could be paid to each Primary Company Executive as a result of the Merger and the other Transactions under all employment, severance and termination agreements, other compensation arrangements and Company Benefit Plans currently in effect and (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each Primary Company Executive calculated as of the date of this Agreement.

(g) The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not (i) entitle any employee, officer or director of the Company or any Company Subsidiary to severance pay, (ii) accelerate the time of payment or vesting (except as may be required by Law) or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan, (iii) result in any breach or violation of, or a default under, any Company Benefit Plan or (iv) result in the imposition of any additional tax under Section 409A or 457A of the Code.

(h) All Company Stock Options granted to individuals subject to United States Tax Laws have an exercise price equal to no less than the fair market value (determined in accordance with Section 409A of the Code) of the underlying shares of Company Ordinary Shares on the date of grant and no Company Stock Option has a feature for the deferral of compensation within the meaning of Section 409A of the Code.

(i) Each Company Benefit Plan that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance (“Section 102 Plan”) has received a favorable determination or approval letter or is otherwise approved by the ITA. All Company Stock Options and Company Ordinary Shares issued under any Section 102 Plan have been granted or issued, as applicable, in full compliance with all applicable requirements of Section 102 of the Ordinance and the written requirements and guidance of the ITA, as in effect at the relevant time.

SECTION 3.20. Employee and Labor Matters. (a) (i) There is not, and since January 1, 2009 there has not been, any general labor strike, dispute, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary; (ii) to the Knowledge of the Company, no union organizational campaign is in progress with respect to the employees of the Company or any Company Subsidiary; (iii) there are not any unfair labor practice charges or complaints against the Company or any Company Subsidiary pending, or, to the Knowledge of the Company threatened before any Governmental Entity charged with supervising or administrating employment relationships, including the National Labor Relations Board or similar bodies; (iv) there are not any pending, or, to the Knowledge of the Company, threatened, union grievances against the Company as to which there is, a reasonable possibility of adverse determination and that, if so determined, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect; (v) there are not any pending, or, to the Knowledge of the Company, threatened, charges against the Company or any Company Subsidiary or any of their current or former employees in writing before the Equal Employment Opportunity Commission or any national, state or local agency responsible for the prevention of unlawful employment practices; and (vi) neither the Company nor any Company Subsidiary has received any communication in writing since January 1, 2009, of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation of the Company or any Company Subsidiary and, to the Knowledge of the Company, no such investigation is in progress.

(b) The Company and each Company Subsidiary is in compliance in all material respects with and has complied in all material respects with all applicable Laws respecting employment, terms and conditions of employment, worker classification, wages, hours of work, withholding and occupational safety and health, including all obligations imposed by Contract and all Laws relating to wage and hour, vacation, severance, employment of women, collective agreements and arrangements, the Worker Adjustment and Retraining Notification Act and any similar national, state or local “mass layoff” or “plant closing” Law (“WARN”), collective bargaining, discrimination, civil rights, fair employment practices, the proper classification of employees and independent contractors, immigration, pay equity, safety and health, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax. There has been no “mass layoff” or “plant closing” (as defined by WARN), collective redundancy or similar action with respect to the Company or any Company Subsidiary and the transactions contemplated hereby will not result in “mass layoff” or “plant closing” under WARN. No officer, executive or other employee of the Company or any Company Subsidiary whose function was or is essential to the business of the Company or any Company Subsidiary has been dismissed in the 24 months immediately prior to the date of this Agreement.

(c) No employee of the Company or any Company Subsidiary is, to the Knowledge of the Company, a party to or bound by any Contract, or subject to any Judgment that may interfere with the use of such Person’s best efforts to promote the interests of the Company and the Company Subsidiaries, may conflict with the Transactions or that has had or would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no activity of any employee of the Company or any Company Subsidiary, as an employee of the Company or any Company Subsidiary, has caused a material violation of any employment contract, confidentiality agreement, patent disclosure agreement or other Contract to which such employee was a party. To the Knowledge of the Company, neither the execution and delivery hereof nor the consummation of the Transactions will contravene, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, in each case by the Company or the relevant Company Subsidiary, of any employment agreement with the Company or any Company Subsidiary or any current Company Benefit Plan.

(d) The information contained in Schedule 3.20(d) is true and correct in all material respects, and sets forth with respect to the top 25 employees of the Company and the Company Subsidiaries, taken as a whole, as measured by clause (iv) of this Section 3.20(d): (i) name, (ii) service commencement date, (iii) position, (iv) annual base salary and annual target incentive or sales compensation, (v) occupation location and name of employer, (vi) visa type, if any, (vii) vacation accrual rate, (viii) amount of earned and unused vacation time as of December 31, 2011, and (ix) any other material compensation or benefits provided to such employee (other than benefits and expense reimbursement provided to all employees of the Company generally).

(e) Solely with respect to employees who reside or work in Israel (“Israeli Employees”): (i) neither the Company nor any Company Subsidiary is a party to any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body involving any of its Israeli Employees, neither the Company nor any Company Subsidiary has recognized or received a demand for recognition from any collective bargaining representative with respect to any of its Israeli Employees, and neither the Company nor any Company Subsidiary has or is subject to, and no Israeli Employee of the Company or any Company Subsidiary benefits from, any extension order (tzavei harchava) except for extension orders which generally apply to all employees in Israel and to extension orders that apply to high tech companies as set forth in Schedule 3.20(e)(i) or any contract or arrangement with respect to employment or termination thereof, (ii) all of the Israeli Employees are “at will” employees subject to the termination notice provisions included in employment agreements or applicable Law, including such provisions that apply to the Company’s employees generally or any part thereof under any applicable Law, (iii) the Company’s or the applicable Company Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951 and any personal employment agreement have been satisfied or have been fully funded by contributions to appropriate insurance funds (other than routine deductions or withholdings to be timely made in the Ordinary Course of Business) or accrued on the Company’s financial statements and, except as set forth in Schedule 3.20(e), the Company does not apply the provisions of Section 14 of the Severance Pay Law with respect to such statutory severance pay, and (iv) the Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws and Contracts relating to employment, wages, bonuses and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law, (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), and The Employment of Employee by Manpower Contractors Law (5756-1996). To the Knowledge of the Company, the Company and the Company Subsidiaries have not engaged any Israeli Employees whose employment would require special approvals, and there are no unwritten Company policies or customs which, by extension, entitle Israeli Employees to material benefits in addition to what they are entitled by law or by their employment Contracts. “Israeli Employee” shall not include consultants, sales agents and other independent contractors. All of the Israeli Employees are terminable by the Company on 60 days’ notice or less, subject to the provisions of any applicable Law. The Company has not received any written claim from a current or former Israeli Employee for compensation upon termination of employment (beyond the statutory severance pay to which employees are entitled or beyond such compensation as provided in the relevant employment Contract). All amounts that the Company and the Company Subsidiaries are legally or contractually required either (x) to deduct from its Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Entity as required by the Ordinance and Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and the Company and the Company Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due). To the Knowledge of the Company, the Company and the Company Subsidiaries have not engaged any consultants, sub-contractors, sales agents or freelancers who, according to Israeli law, would be entitled to the rights of an employee vis-à-vis the Company or any of the Company Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory and contractual benefits.

SECTION 3.21. Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Jefferies & Company, Inc., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company. The estimated fees and expenses incurred and to be incurred by the Company in connection with the Merger and the other Transactions (including the fees of Jefferies & Company, Inc. and the fees of the Company’s legal counsel) are set forth in Schedule 3.21. The Company has furnished to Parent a true and complete copy of all agreements between the Company and Jefferies & Company, Inc. relating to the Merger and the other Transactions.

SECTION 3.22. Transactions with Affiliates. Except as set forth in the Company SEC Documents, to the Knowledge of the Company, no current shareholder holding at least 5% of the Company’s outstanding share capital and no officer, director of the Company or any of the Company Subsidiaries, nor any member of such shareholder’s, director’s, officer’s immediate family or any of their respective Affiliates (each, a “Related Party”) (i) owes any amount to the Company or any Company Subsidiary nor does the Company or any Company Subsidiary owe any amount to, or has the Company or any Company Subsidiary committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Party, (ii) is involved in or is a party to any Contract or business arrangement or other relationship with the Company or any Company Subsidiary (whether written or oral) except in his or her capacity as a Company or a Company Subsidiary director or officer, as the case may be, (iii) owns any material property or right, tangible or intangible, that is used by the Company or any Company Subsidiary, (iv) has made any written or oral claim against the Company or any Company Subsidiary or (v) controls or is a director, officer of any Person which is a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company or any Company Subsidiary. Each transaction between the Company or a Company Subsidiary, on the one hand, and a Related Person, on the other hand, has been authorized by all necessary corporate action on the part of the Company or such Company Subsidiary, including in compliance with the ICL.

SECTION 3.23. Product Defects; Product Warranties; Product Returns. All products manufactured, sold, leased, licensed, distributed or delivered, and all services provided, by the Company or any Company Subsidiary (“Products”) comply and at all times have complied in all material respects with the requirements of all applicable Laws and Contracts. The Company and the Company Subsidiaries have no liability and there is no pending, or to the Knowledge of the Company, threatened claim against any of them that would give rise to any liability for replacement or repair of any Product or for damages in connection therewith, except liabilities or claims in amounts that would not, either individually or in the aggregate, reasonably be expected to be material to the Company and any Company Subsidiary taken as a whole. The Company has made available to Parent true and complete copies of all warranty, refund and return policies. Other than such policies and as provided in Contracts of which true and complete copies have been provided to Parent prior to the date hereof, neither the Company nor any Company Subsidiary has extended or is obligated to honor any warranty, request for refunds or return rights with respect to any Products, in amounts exceeding, in the aggregate, $50,000. Neither the Company nor any Company Subsidiary has instituted or been requested or required to implement any product recall of any Products, nor is there, to the Knowledge of the Company, any basis under which the Company or any Company Subsidiary reasonably could be required to implement any recall of any Products. All warranty claims and product returns and requests for refunds relating to Products have been immaterial in volume or dollar amounts and no particular Product or model of Product has been involved in more than two percent (2%) of all product warranty, return or refund requests (whether measured by number of units involved or dollar amounts of claims).

SECTION 3.24. Customers and Suppliers.

(a) Schedule 3.24(a) lists, by year, for each of the past two fiscal years (2010 and 2011): (i) the top 20 customers of the Company on a consolidated basis and the amount of purchases by each such customer per fiscal year, and (ii) the top 20 suppliers of the Company on a consolidated basis and the amount of good/services sold to the Company and the Company Subsidiaries by each such supplier per fiscal year.

(b) (i) no supplier listed in Schedule 3.24(a) has (A) stopped or materially decreased or threatened in writing to stop or materially decrease the rate of supplying materials, products or services to the Company or any Company Subsidiary or (B) other than in the Ordinary Course of Business, increased or announced in writing an intent to increase the cost of such materials, products or services, and (ii) other than in the Ordinary Course of Business, no customer listed on Schedule 3.24(a) has (x) stopped or materially decreased or threatened in writing to stop or materially decrease the rate of purchasing Products from the Company and the Company Subsidiaries or (y) reduced or, to the Knowledge of the Company, intends to reduce the amount paid for Products purchased from the Company and the Company Subsidiaries.

SECTION 3.25. Trade Receivables.

(a) All trade receivables of the Company and the Company Subsidiaries have arisen from bona fide transactions in the Ordinary Course of Business and are valid obligations owing to the Company and the Company Subsidiaries.

(b) As of February 29, 2012, no material trade receivables are overdue with respect to their payment terms by more than 90 days, and all material trade receivables are, to the Knowledge of the Company, good and collectible in full, and the Company has not amended or waived any payment terms, including to reduce the amount owned or extend the time of payment, except for amendments or waivers in the Ordinary Course of Business that are not material in amounts either individually or in the aggregate.

(c) No payor of any of such accounts receivable has provided the Company or any Company Subsidiary written notice that it does not intend to timely pay such accounts receivable in full. To the Knowledge of the Company, the payors of all accounts receivable of the Company and the Company Subsidiaries are able to timely pay such receivables in the Ordinary Course of Business at the aggregate recorded amounts thereof, except as would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.26. Opinion of Financial Advisor. The Company’s Board of Directors has received the opinion of Jeffries & Company to the effect that as of the date of such opinion and subject to certain assumptions, qualifications and other matters set forth in such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of

Company Ordinary Shares, a signed copy of which opinion has been delivered to Parent for informational purposes only. It is agreed and understood that such opinion is solely for the benefit of the Company Board and may not be relied upon, referred to, quoted or disclosed by Parent or Merger Sub in any way or manner, except for such references or disclosures, or quotations in connection with any Proceedings brought by a third party in which Parent or the Surviving Corporation is involved in connection with the Transactions.

SECTION 3.27. Inventory. To the Knowledge of the Company, the inventory of the Company and the Company Subsidiaries is of a quality and quantity usable and salable at customary gross margins and with customary markdowns in the Ordinary Course of Business, and, since the date of the most recent balance sheet included in the Company Financial Statements prior to the date hereof, there have not been any material write-downs of the value of, or establishment of any reserves against, any inventory of the Company and the Company Subsidiaries except for write-downs and reserves in the Ordinary Course of Business.

SECTION 3.28. Inquiry. The Company has caused each member of the Company Knowledge Group to, prior to the date hereof, conduct a reasonable inquiry, with respect to each representation and warranty made by the Company in this Article III that is qualified by the Knowledge of the Company, of the other executives and managers having primary responsibility for such matters.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Except as set forth in the Schedules, Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

SECTION 4.01. Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing (in those jurisdictions where such concept is recognized) under the laws of the jurisdiction in which it is organized and has full corporate power and authority to conduct its businesses as presently conducted. Each of Parent and Merger Sub is duly qualified and in good standing (in those jurisdictions where such concept is recognized) to do business in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties make such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.02. Authority; Execution and Delivery; Enforceability.

(a) Each of Parent and Merger Sub has full power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, to perform and comply with each of its obligations under this Agreement and such Ancillary Agreements and to consummate the Transactions. The execution and delivery by each of Parent and Merger Sub of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, the performance and compliance by Parent with each of its obligations herein and therein and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. Each of Parent and Merger Sub has duly executed and delivered this Agreement and at or before the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after such execution and delivery constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(b) The Board of Directors of Merger Sub unanimously (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) approved this Agreement and the Ancillary Agreements, the Merger and the other Transactions, and (iii) resolved to recommend that the sole shareholder of Merger Sub approve this Agreement and the Ancillary Agreements, the Merger and the other Transactions pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement).

(c) The Board of Directors of Parent unanimously adopted resolutions approving this Agreement and the Ancillary Agreements, the Merger and the other Transactions, and Parent, as sole indirect shareholder of Merger Sub, has approved this Agreement. No other corporate or shareholder action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of their obligations under this Agreement or the consummation by them of the Transactions.

SECTION 4.03. No Conflicts; Consents. (a) The execution and delivery by each of Parent and Merger Sub of this Agreement do not, the execution and delivery by each of Parent and Merger Sub of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not (i) contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, (ii) give rise to a right to challenge the Transactions under, (iii) result in a loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or (iv) result in the creation of any Lien upon any of the properties or assets of Merger Sub under, any provision of (A) the certificate of incorporation or by-laws of Parent, or the comparable charter or organizational documents of Merger Sub, (B) any Contract to which Parent or Merger Sub is a party or by which any of their respective properties or assets is bound or (C) subject to the filings and other matters referred to in Section 4.03(b), any Judgment or Law applicable to Parent or Merger Sub or their respective properties or assets, other than, in the case of clauses (iii) and (iv) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No Consent of, or Filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance hereof or any Ancillary Agreement or the consummation of the Transactions, other than (i) to the extent that the OCS Approval is not obtained and Parent and Merger Sub waive the requirement to obtain such OCS Approval pursuant to Section 7.02(h), the execution by Parent of an undertaking in customary form in favor of the OCS to comply with applicable Israeli research & development Law, (ii) the filing of the Merger Notice and Merger Proposal with the Companies Registrar and all such other filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (iii) the filings (A) with the SEC of such reports under Section 13 of the Exchange Act and (B) with the ISA under the ISL, in each case, as may be required in connection with this Agreement and the Ancillary Agreements, the Merger and the other Transactions, (iv) such Filings and Consents that may be required solely by reason of the Company’s (as opposed to any third party’s) participation in the Transactions and (v) such other Filings and Consents the failure of which to make or obtain has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.04. Ownership and Operations of Merger Sub. Parent or a wholly owned subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and has engaged in no material business activities or operations and has incurred no material liabilities or obligations, other than activities, operations, liabilities or obligations related to or in anticipation of the proposed Merger.

SECTION 4.05. Availability of Funds. Parent has, and at the Effective Time will have, available cash or existing borrowing facilities that together are sufficient to enable it to consummate the Transactions.

SECTION 4.06. Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s finders, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 4.07. Share Ownership. As of the date of this Agreement, neither Parent, Merger Sub nor any Person referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Ordinary Shares.

SECTION 4.08. Investigation; Proceedings. As of the date hereof, Parent has not received written notice of any investigation or review pending (and, to the Knowledge of Parent, no such investigation or review is threatened) by any Governmental Entity, which, individually or in the aggregate, would result in a Parent Material Adverse Effect. None of Parent or any of its subsidiaries is subject to any outstanding order that, individually or in the aggregate, would result in a Parent Material Adverse Effect.

SECTION 4.09. Information Supplied. None of the information supplied by or on behalf of Parent and Merger Sub expressly for inclusion (or incorporation by reference) in the Proxy Statement (including any amendments or supplements thereto) will, on the date the Proxy Statement is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they are made, not misleading. No representation is made by Parent or Merger Sub with respect to any other statements in the Proxy Statement.

SECTION 4.10. Acknowledgement and Disclaimer of Other Representations and Warranties. Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and the Company Subsidiaries with the management of the Company, (b) has had reasonable access the electronic data room maintained by the Company through IntraLinks for purposes of the Transactions, (c) it has been afforded the opportunity to ask questions of and receive answers from the Company, and (d) has conducted its own independent investigation of the Company and the Company Subsidiaries, their respective businesses and the Transactions, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of the Company Subsidiaries or any other documentation, forecasts or other information, other than the representations and warranties of the Company expressly contained in this Agreement, the Ancillary Agreements and the certificates delivered pursuant hereto and thereto.

SECTION 4.11. Inquiry. Parent has caused each member of the Parent Knowledge Group to, prior to the date hereof, conduct a reasonable inquiry, with respect to each representation and warranty made by Parent and Merger Sub in this Article IV that is qualified by the Knowledge of Parent, of the other executives and managers having primary responsibility for such matters.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01. Conduct of Business. (a) Conduct of Business by the Company. Except for: (A) matters set forth in Schedule 5.01(a), (B) otherwise expressly permitted by this Agreement or (C) as required by applicable Law, from the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article VIII, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and use all reasonable efforts to preserve intact its current business organization, keep available the services of its current officers or other employees who have a significant role in the Company and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. In addition, and without limiting the generality of the foregoing, except for matters set forth in Schedule 5.01(a) or otherwise expressly permitted by this Agreement, from the date of this Agreement to the Effective Time the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (it being understood that Parent shall consider in good faith any reasonable request for such consent submitted by the Company in writing, and shall use its reasonable best efforts to provide an initial response to any such request, which may be a rejection of such request or a statement that additional time is needed to consider such request, within five (5) Business Days of Parent’s receipt of such request):

(i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its share capital, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent, (B) split, combine or reclassify any of its share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital or (C) purchase, redeem or otherwise acquire any shares of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) issue, deliver, sell or grant (A) any shares or other equity securities, (B) any Voting Company Debt or other voting securities or (C) any Company Convertible Securities, other than the issuance of Company Ordinary Shares upon the exercise of Company Stock Options outstanding or committed pursuant to a contract to be issued on the date of this Agreement and in accordance with their present terms;

(iii) amend its memorandum of association, articles of association, certificate of incorporation, by-laws or other charter or organizational documents, or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(iv) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of or any equity interest in, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization or division thereof or (B) any assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except purchases of inventory in the Ordinary Course of Business;

(v) (A) grant to any employee, consultant, officer or director of the Company or any Company Subsidiary any increase in compensation, except increases in the Ordinary Course of Business to employees or consultants not in excess of (x) individually, 25% of the compensation as of the date hereof of such employee or consultant or (y) $250,000 during any calendar year in the aggregate, (B) grant to any employee, consultant, officer or director of the Company or any Company Subsidiary any increase in severance or termination pay, except for increases of severance or termination pay in the Ordinary Course of Business that are not in excess of $250,000 in the aggregate, (C) enter into any severance or termination agreement with any such employee, consultant, executive officer or director which are not in the Ordinary Course of Business, or (D) establish, adopt, extend, renew, enter into or amend in any material respect any collective bargaining agreement or Company Benefit Plan or (E) take any action to increase or accelerate any rights or benefits, not in the Ordinary Course of Business, under any collective bargaining agreement or Company Benefit Plan;

(vi) terminate the employment of any Key Employee except for Cause; provided, however, that the Company shall give Parent at least ten (10) days’ prior written notice of the termination of any Key Employee;

(vii) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP;

(viii) sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any of its properties or assets, except sales of Products, inventory and excess or obsolete assets in the Ordinary Course of Business;

(ix) (A) incur any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, other than bank guarantees, letters of credit and supplier guarantees entered into in the Ordinary Course of Business not to exceed $400,000 in the aggregate, or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in the Company or any direct or indirect wholly-owned subsidiary of the Company, other than advances of travel and other expenses to officers, consultants, Representatives and employees in the Ordinary Course of Business and other than extensions of credit to customers in the Ordinary Course of Business on terms that are substantially similar to those granted to customers in the Ordinary Course of Business not in excess of $1,000,000 individually or $5,000,00 in the aggregate;

(x) make or agree to make any new capital expenditure or expenditures that, individually, is in excess of $250,000 or, in the aggregate, are in excess of $750,000 in any calendar quarter;

(xi) prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring income to periods ending after the Effective Time or accelerating deductions to periods ending on or before the Effective Time), settle or otherwise compromise any claim relating to Taxes, enter into any closing agreement or similar agreement relating to Taxes, otherwise settle any dispute relating to Taxes or request any ruling or similar guidance with respect to Taxes other than as set forth in Section 6.10 (Israeli Tax Rulings);

(xii) permit, allow or suffer any of its assets to become subjected to any Lien of any nature whatsoever that would have been required to be set forth in Schedule 3.08, 3.09(a) or 3.10(b) if existing on the date hereof, except for: (A) Permitted Liens, or (B) Liens that are removed by the Company or the applicable Company Subsidiary by the earlier of (i) the Closing Date and (ii) within thirty (30) days after the Company acquires Knowledge thereof;

(xiii) enter into any Company IP Contract or any Contract that would have been required to be set forth in Schedule 3.12(a) if it were in effect on the date hereof, or modify, amend, terminate or grant any Consent or waiver under any Company IP Contract or any Contract that is set forth or required to be set forth in Schedule 3.12(a) or that would have been required to be set forth in Schedule 3.12(a) if it were in effect on the date hereof, except for granting any licenses or making any non-material modifications or amendments or granting any non-material consents or waivers with respect to Contracts for the sale of Products which grants, amendments, modifications, consents or waivers are made in the Ordinary Course of Business;

(xiv) make any material change in internal accounting controls or disclosure controls and procedures, except as required by GAAP;

(xv) (A) pay, discharge, settle or satisfy any claims, liabilities, litigation or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the Ordinary Course of Business or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Filed Company SEC Documents or incurred in the Ordinary Course of Business after the date of the most recent balance sheet included in such financial statements or (B) cancel any material Indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value, except in the case of clause (A) and clause (B), for such payments, discharges, settlements, satisfactions, cancellations or waivers that do not exceed $200,000 in the aggregate;

(xvi) apply for or receive any Government Grant;

(xvii) enter into, engage in or amend any transaction, Contract or understanding with any Related Party or any interested parties (Ba’alay Inyan) as such term is defined in the ICL except for transactions permitted under clauses (v) and (ix) of this Section 5.01(a);

(xviii) (A) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any Company Intellectual Property, Company Technology or Company IP Contract, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in the Company Intellectual Property, Company Technology and Company IP Contracts, (B) grant to any third party any license with respect to any Company Intellectual Property or Company Technology, except non-exclusive licenses granted in the Ordinary Course of Business in connection with the sale of Products or (C) develop, create or invent any Intellectual Property jointly with any third party; or

(xix) authorize any of, or resolve, commit or agree to take any of, the foregoing actions.

(b) Other Actions. The Company and Parent shall not, and shall not permit any of their respective subsidiaries to, take any action that would, or that would reasonably be expected to, result in any condition to the Merger set forth in Article VII not being satisfied.

(c) Advice of Changes. The Company and Parent shall promptly advise the other orally and in writing of any change or event that has or could reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively.

SECTION 5.02. No Solicitation by the Company.

(a) Termination of Existing Discussions. The Company shall, and shall cause each of its Representatives to, cease immediately and cause to be immediately terminated all soliciting activities, discussions and negotiations and access to nonpublic information with, to or by any Person (other than Parent or Merger Sub) regarding any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal. The Company shall promptly request that each Prior Company Bidder in possession of nonpublic information that was furnished by or on behalf of the Company or any Company Subsidiary in connection with its consideration of any potential Company Takeover Proposal return or destroy all such nonpublic information heretofore furnished to such Prior Company Bidder and immediately terminate all physical and electronic data room access previously granted to any such Prior Company Bidder.

(b) Prohibition on Soliciting Activities. The Company shall not, and shall cause each of its Representatives not to, directly or indirectly, (i) solicit, initiate or encourage, or knowingly facilitate, any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal or (iii) participate in any discussions or negotiations with, or furnish any information (whether orally or in writing) or access to the business, properties, assets, books or records of the Company or any Company Subsidiary to, or otherwise cooperate with, knowingly assist, or participate in, facilitate or encourage any effort by, any Person (or any Representative of a Person) that has made, is seeking to make, has informed the Company of any intention to make, or has publicly announced an intention to make, any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal. Any violation of the restrictions set forth in this Section 5.02 by any Representative of the Company, whether or not such Person is purporting to act on behalf of the Company, shall be deemed to be a breach of this Section 5.02 by the Company.

(c) Company Recommendation. Neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board of this Agreement or the Merger (it being understood that taking a neutral position or no position with respect to any Company Takeover Proposal, except in the circumstances set forth in Section 5.02(d), shall be considered an amendment or adverse modification), (ii) enter into, approve, adopt or recommend, or propose to enter into, approve, adopt or recommend, any Company Takeover Proposal or any letter of intent, term sheet, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other Contract or instrument constituting or relating to any Company Takeover Proposal, or any other Contract or instrument that would require the Company to abandon, terminate or breach any of its obligations hereunder, or that would prevent the Company from consummating the transactions contemplated hereby, (iii) take any other action inconsistent with the Company Recommendation, or (iv) waive the benefits of, provide any consent under, permit any noncompliance with, fail to enforce, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any Company Subsidiary is a party (any of the foregoing, a “Company Recommendation Change”).

(d) Superior Company Proposals. Notwithstanding Section 5.02(c), if the Company has complied with all its obligations under this Section 5.02, and the Company Board receives a Superior Company Proposal, and as a result thereof the Company Board determines in good faith, based on the written advice of outside counsel, that it is necessary to do so in order to comply with their fiduciary obligations under applicable Law, then before receipt of the Company Stockholder Approval (and in no event after receipt of the Company Stockholder Approval) the Company Board may take a neutral position or no position with respect to such Superior Company Proposal. The Company Board shall not take a neutral position or no position with respect to a Superior Company Proposal pursuant to this Section 5.02(d) unless: (1) the Company notifies Parent in writing of its intention to take such action, promptly after the Company Board resolves to take such action but in any event not less than five Business Days before taking such action, which notice shall include the identity of the offeror and a true and complete copy of the most current version of such Superior Company Proposal (including any proposed agreement or other offer documents), (2) for five Business Days following delivery of such notice, the Company negotiates in good faith with Parent with respect to any revised proposal from Parent in respect of the terms of the Transactions (to the extent Parent desires to negotiate) and (3) Parent does not make, within such five-Business Day period, an offer that is at least as favorable to the shareholders of the Company, as determined by the Company Board in good faith based on the written advice of the Company’s independent financial advisor, as such Superior Company Proposal (it being understood that any amendment to the financial terms or other material terms of any such Superior Company Proposal shall require a new written notice from the Company and an additional five-Business Day period that satisfies this Section 5.02(d)).

(e) Required Notices. The Company promptly and in any event within 48 hours shall advise Parent orally and in writing of (i) any Company Takeover Proposal or any inquiry with respect to, or that could lead to, any Company Takeover Proposal, the identity of the Person making any such Company Takeover Proposal or inquiry and the material terms of any such Company Takeover Proposal or inquiry. The Company shall (i) keep Parent fully informed on a current basis of the status of any such Company Takeover Proposal or inquiry, including any change to the details thereof and (ii) provide to Parent promptly and in any event within 48 hours after receipt or delivery thereof copies of all correspondence and other written material sent or provided to the Company from any third party in connection with any Company Takeover Proposal or sent or provided by the Company to any third party in connection with any Company Takeover Proposal.

(f) No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time, or to give the Company, directly or indirectly, the right to control or direct Parent’s operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

SECTION 5.03. Product Roadmap. The Company shall use its commercially reasonable best efforts to diligently execute between the date hereof and the Closing Date the product roadmap set forth on Schedule 5.03 within the time frames set forth therein. The Company shall provide regular updates to Parent with respect thereto, as requested by Parent.

ARTICLE VI

Additional Agreements

SECTION 6.01. Preparation of the Proxy Statement; Shareholder Meeting.

(a) As soon as practicable following the date of this Agreement and in any event no later than fourteen (14) days following the date of this Agreement, the Company shall prepare and file with the ISA and furnish to the SEC on Form 6-K a proxy statement with respect to receiving the Company Shareholder Approval (the “Proxy Statement”). As soon as practicable following the date of this Agreement and in any event no later than seven (7) days after the date of this Agreement, the Company shall publish the notice of the Company’s shareholder meeting. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable following its filing date. Prior to the mailing of the Proxy Statement, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent, provided that the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (z) to the extent practicable and not prohibited under applicable Law, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the SEC, ISA, Nasdaq or TASE, or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the Transactions. Without derogating from Section 3.06 or Section 4.09, if at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the Proxy Statement, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 6.01, prepare, such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company.

(b) The Company, promptly following the date of this Agreement, shall establish a record date for, duly call, give notice of, convene and hold a special meeting of its shareholders (the “Company Shareholders Meeting”) solely for the purpose of obtaining the Company Shareholder Approval which Company Shareholders Meeting shall be no later than 40 days after delivery of the notice calling for the Company Shareholders Meeting and for such other purposes as may be agreed upon by the parties. The Company, through the Company Board (by a unanimous resolution), shall recommend to its shareholders approval of this Agreement (the “Company Recommendation”) and shall take all lawful action to solicit the approval of the Company’s shareholders of this Agreement. The Company shall use reasonable best efforts to solicit from the Company shareholders proxies in favor of the approval of this Agreement. The Company shall call, notice, convene, hold, conduct and solicit all proxies in connection with the Company Shareholders Meeting in compliance with all applicable legal requirements, including the ICL, the ISL and the Company Charter. In the event that Parent, or any Person referred to in Section 320(c) of the ICL in connection with Parent, shall cast any votes in respect of this Agreement, the Merger or the other Transactions, Parent shall, prior to such vote, disclose to the Company the respective interests of Parent or such Person in such shares so voted. The Proxy Statement shall include a copy of the Company Recommendation and a copy of any fairness opinion obtained by the Company Board in connection with the approval by the Company Board of the Transactions. Without limiting the generality of the foregoing, the Company’s obligations pursuant to the first sentence of this Section 6.01(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal or (ii) any Company Recommendation Change.

SECTION 6.02. Access to Information; Confidentiality. The Company shall, and shall cause each of its respective subsidiaries to, afford to Parent and to its officers, employees, accountants, counsel, financial advisors and other Representatives, reasonable access during normal business hours during the period before the earlier of the Effective Time or termination of this Agreement pursuant to Article VIII, to all its properties, books, contracts, commitments, personnel and records; provided that any such activities shall be conducted in such a manner as not to unreasonably interfere with the business or operations of the Company, and, during such period, the Company shall, and shall cause each of its respective subsidiaries to, furnish promptly to Parent (a) copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal, state or foreign securities Laws (and the Company shall deliver to Parent a copy of each material report, schedule and other material document proposed to be filed or submitted by the Company pursuant to the requirements of federal or foreign securities Laws not less than two Business Days prior to such filing) and a copy of any communication (including “comment letters”) received by the Company from the SEC, ISA, Nasdaq or TASE concerning compliance with securities Laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that the Company shall not be required to provide access to any information or documents which would, in the reasonable judgment of the Company, constitute a waiver of, or result in an impairment of, attorney-client privilege held by the Company. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement, dated November 23, 2011, between the Company and Parent, which agreement is hereby amended by deleting Section 19 thereof in its entirety, provided, however, that in the event that this Agreement is terminated in accordance with Section 8.01(e) prior to the Effective Time, then such Section 19 shall be reinstated and be of full force and effect for a period of 270 days commencing from the date of such termination, except that said Section 19 shall not prohibit Parent from taking any actions expressly permitted under this Agreement (as so amended, the “Confidentiality Agreement”); provided, further, that Parent agrees that if after the date of this Agreement (i) it requests to receive information subject to a confidentiality agreement with a third party, (ii) it is specifically advised by the Company in writing in advance of the disclosure of such information that such information is subject to a confidentiality agreement that would be breached by the disclosure of such information and is offered the opportunity to decline to receive such information and (iii) it elects to receive and does receive such information, then Parent and Merger Sub shall thereafter be barred from asserting that such breach or any claim arising from such breach or damages or losses resulting from such breach forms the basis of the failure of any condition set forth in Sections 7.01 or 7.02 to be satisfied. Without limiting the generality of the foregoing, Parent and Merger Sub shall not, and shall each use their respective best efforts to cause their Representatives not to, use information obtained pursuant to this Section 6.02 for any purpose unrelated to consummation of the Merger and the other Transactions. No review or information obtained pursuant to this Section 6.02 shall limit Parent’s or Merger Sub’s reliance on or the enforceability of any representation or warranty made by the Company herein.

SECTION 6.03. Reasonable Best Efforts; Notification. (a) Upon the terms and subject to the conditions set forth in this Agreement, including Section 6.03(e), each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid a Proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any Proceedings challenging this Agreement or any Ancillary Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement or the Ancillary Agreements and (v) the execution by Parent and/or its controlled Affiliates of an undertaking in customary form in favor of the OCS to comply with applicable Law (if required).

(b) Without derogating from the other subsections of this Section 6.03, as promptly as practicable after the execution of this Agreement, the Company shall (i) file an application for the OCS Approval, to the extent such application was not submitted prior to the execution of this Agreement, subject to the prior review and approval of such filing by Parent and (ii) use its commercially reasonable best efforts to obtain the OCS Approval, provided that the foregoing shall not obligate the Company to pay the OCS money to obtain the OCS Approval unless Parent agrees in writing to promptly reimburse the Company for such payment. The Company shall, upon request of Parent, but subject to applicable Law, promptly deliver to Parent a copy of each such filing made and each such approval obtained by it. The Company and its Representatives shall not conduct any negotiation with the OCS regarding the OCS Approval without prior coordination with Parent, and will permit Parent’s Representatives to participate in all discussions and meetings with OCS related thereto if so agreed to by the OCS.

(c) Subject to applicable Law and the instructions of any Governmental Entity, each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their subsidiaries, from any third party and/or any Governmental Entity with respect to such Transactions. Without derogating from the generality of the above, the Company shall give prompt notice to Parent, and Parent or Merger Sub shall give prompt notice to the Company, of the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any

Ancillary Agreement. In addition, the Company shall, no later than 10 days before the Closing (and promptly with respect to material matters arising or discovered thereafter), supplement or amend the Schedules to Article III with respect to any matter hereafter arising or discovered that, if existing or known by the Company on the date hereof, would have been required to be set forth or described in the Schedules. No such notification and no such amendment or supplement of the Schedules shall (a) affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement and the Ancillary Agreements, (b) limit or otherwise affect any remedies available to the party receiving such notice, or (c) constitute an acknowledgment or admission of a breach of this Agreement.

(d) Neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting or discussions with any Governmental Entity in respect of any Filings, investigation or other inquiry relating to the Merger or the other Transactions, including the applications described in Section 6.10, unless it consults with the other party in advance and shall, to the extent permitted by such Governmental Entity, give the other party the opportunity to attend and participate thereat. In connection with this Section 6.03, neither the Company nor any of its Affiliates shall be required to pay or commit to pay, nor shall the Company pay or commit to pay, any material amounts or incur any material liability unless directed to do so by Parent and approved by the Company Board. Each of the parties will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental Filings and will cooperate in responding to any inquiry from a Governmental Entity, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or Filings to a Governmental Entity and supplying each other with copies of all material correspondence, Filings or communications between such party and any Governmental Entity with respect to this Agreement or the Transactions.

(e) Nothing in Section 6.03(a) shall (i) require Parent or any Affiliate of Parent to dispose of any of its material assets or to materially limit its freedom of action with respect to any of its businesses, or to consent to any disposition of the Company’s material assets or material limits on the Company’s freedom of action with respect to any of its material businesses, or to commit or agree to any of the foregoing, (ii) require any non-controlled Affiliate of Parent to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to commit or agree to any of the foregoing or (iii) authorize the Company to commit or agree to any of the foregoing, in each case to obtain any consents, approvals, permits or authorizations or to remove any impediments to the Merger relating to any antitrust, competition or premerger notification, trade regulation or investment law, regulation or order (“Antitrust Laws”) or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Proceeding relating to Antitrust Laws.

SECTION 6.04. Company Stock Options. (a) As soon as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to provide that (i) each Company Stock Option outstanding immediately prior to the Effective Time that is, as of the Effective Time, vested and exercisable, shall be cancelled and terminated and converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration for each Company Ordinary Share then subject to such Company

Stock Option, (ii) any other Company Stock Options outstanding immediately prior to the Effective Time, shall be cancelled and terminated and no consideration shall be delivered or deliverable in exchange therefor and (iii) the Company shall issue to the holders of Company Stock Options a notice of their rights with respect to any such Company Stock Options as provided herein. For purposes of this Agreement, “Option Consideration” means, with respect to each Company Ordinary Share subject to a Company Stock Option, an amount equal to (i) the Merger Consideration less (ii) the exercise price payable in respect of such Company Ordinary Share subject to such Company Stock Option. The amount of cash each holder of Company Stock Option is entitled to receive for the Company Stock Option held by such holder shall be rounded up to the nearest cent and computed after aggregating cash amounts for all Company Stock Options held by such holder.

(b) Subject to Section 2.02(g) (Withholding Rights) and to Section 6.10(c) (Israel Tax Rulings), Parent shall pay or cause to be paid the Option Consideration as promptly as practicable after the Effective Time in the manner set forth in Section 6.04(c).

(c) Subject to Section 2.02(g) (Withholding Rights) and to Section 6.10(c) (Israel Tax Rulings), as promptly as practicable after the Effective Time, Parent or the Paying Agent shall transfer, or cause to be transferred, to the account designated by the Company or the Company Subsidiaries, under the applicable Company Stock Plan, the aggregate Option Consideration that holders of Company Stock Options (other than Company 102 Securities) are entitled to receive pursuant to Section 6.04(a). As soon as reasonably practicable thereafter the Surviving Corporation or a subsidiary thereof, shall pay to each holder of Company Stock Options (other than holders of Company 102 Securities) the Option Consideration in respect of such Company Stock Options, less any applicable deductions and withholding at the time of payment. All payments with respect to Company 102 Securities, as set forth on a schedule to be mutually agreed upon by Parent and the Company on or prior to the Closing Date (the “Option Schedule”), shall be delivered, or cause to be delivered, by Parent, Subject to Section 2.02(g) (Withholding Rights) and to Section 6.10(c) (Israel Tax Rulings), to the 102 Trustee, as soon as practicable after the Effective Time, to be held and distributed pursuant to the agreement with the 102 Trustee and applicable Laws (including the provisions of Section 102 of the Ordinance and the regulations and rules promulgated thereunder and the Options Tax Ruling, if obtained. The 102 Trustee shall comply with any applicable Israeli Tax withholding requirements with respect to the payment in respect of Company 102 Securities and with such procedures as may be required by the Options Tax Ruling, if obtained.

SECTION 6.05. Benefit Plans. (a) Parent currently intends to cause the Surviving Corporation to maintain for a period of 12 months after the Effective Time the Company Benefit Plans in effect on the date of this Agreement or to provide benefits to each current employee of the Company and the Company Subsidiaries that are, taken as a whole, substantially equivalent in the aggregate to such employees in comparison to those benefits that are in effect and applicable to such employees on the date of this Agreement.

(b) For purposes of eligibility, vesting and benefit accrual for benefits under benefit plans of Parent, the Company, the Company Subsidiaries and their respective Affiliates providing benefits to any Company employees after the Effective Time, each Company and Company Subsidiary employee shall be credited with his or her years of service with the

Company, the Company Subsidiaries and their respective Affiliates (and any additional service with any predecessor employer) before the Effective Time, to the same extent as such Company or Company Subsidiary (as applicable) employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan, provided that no such service shall be recognized with respect to the accrual of benefits under any “defined benefit plan” within the meaning of Section 3(35) of ERISA or Section 414(j) of the Code or to the extent that it would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, each Company or Company Subsidiary (as applicable) employee shall be immediately eligible to participate, without any waiting time, in any and all new benefit plans to the extent coverage under such new benefit plan replaces coverage under a comparable Company Benefit Plan in which such Company or Company Subsidiary (as applicable) employee participated immediately before the replacement.

(c) From and after the Effective Time, Parent shall cause the Surviving Corporation to honor in accordance with their respective terms (as in effect on the date of this Agreement), all the Company’s employment, severance and termination agreements.

SECTION 6.06. Merger Proposal.

(a) Subject to the ICL and the regulations promulgated thereunder, as soon as practicable following the date of this Agreement: (i) each of the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) substantially in the form attached as Exhibit A hereto (each, a “Merger Proposal”) to be executed in accordance with Section 316 of the ICL; (ii) the Company shall call the Company Shareholders Meeting as further set forth in Section 6.01, it being understood that the sole shareholder of Merger Sub has approved the Merger contemporaneously with the execution of this Agreement, and (iii) each of the Company and Merger Sub shall deliver the Merger Proposal to the Companies Registrar in accordance with the provisions of Section 317(a) of the ICL. Each of the Company and Merger Sub shall cause a copy of its Merger Proposal to be delivered to its secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Companies Registrar and shall promptly inform its respective non-secured creditors, if any, of its Merger Proposal and its contents in accordance with Section 318 of the ICL and the regulations promulgated thereunder.

(b) Subject to the ICL and the regulations promulgated thereunder, promptly after the Company and Merger Sub shall have complied with the preceding paragraph and with subsections (i) and (ii) below, but in any event no more than three business days (as defined in the regulations promulgated under ICL) following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors under Section 318 of the ICL and the regulations promulgated thereunder. In addition to the foregoing, each of the Company and, if applicable, Merger Sub, shall:

(i) publish a notice to the Company’s creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) a newspaper circulated in New York City, no later than three business days (as defined in the regulations promulgated under ICL) following the day on which the Merger Proposal was submitted to the Companies Registrar and (C) if required, in such other manner as may be required by applicable Laws and regulations;

(ii) within four business days (as defined in the regulations promulgated under ICL) from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in subsection (i) above; and

(iii) send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in subsection (i)(A) above), no later than three (3) business days (as defined in the regulations promulgated under ICL) following the day on which the Merger Proposal has been submitted to the Companies Registrar.

SECTION 6.07. Fees and Expenses. (a) Except as provided below, all fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) The Company shall pay to Parent the Company Termination Fee if:

(i) Parent terminates this Agreement pursuant to Section 8.01(c) or Section 8.01(d); or

(ii) any Person makes a Company Takeover Proposal that was (A) publicly disclosed or otherwise communicated to a member of the Company’s senior management or to the Company Board before the Company Shareholders Meeting and (B) not publicly withdrawn prior to the date that is ten (10) days before the date of the Company Shareholders Meeting and thereafter this Agreement is terminated (other than termination pursuant to Section 8.01(a) or Section 8.01(e)) and within eight months of such termination the Company enters into a definitive agreement to consummate, or consummates, or the Company Board approves or recommends, the transactions contemplated by, a Company Takeover Proposal.

Any fee due under this Section 6.07(b) or Section 6.07(c) shall be paid by wire transfer to the account specified in Schedule 6.07(b) of same-day funds. Any fee due under clause (i) of this Section 6.07(b) shall be paid on or before the fifth Business Day after such termination and any fee due pursuant to clause (ii) of this Section 6.07(b) or pursuant to Section 6.07(c) shall be paid within five Business Days from the date of execution of such definitive agreement or, if earlier, consummation of such transactions. In no event shall the Company be required to pay the fee set forth in this Section 6.07(b) on more than one occasion.

(c) The Company shall pay to Parent the Company Reduced Termination Fee if (i) this Agreement is terminated pursuant to Section 8.01(b)(iv) and, within six months of such termination the Company enters into a definitive agreement to consummate, or consummates, or the Company Board approves or recommends the transactions contemplated, by a Company Takeover Proposal and (ii) Parent is not entitled to receive the Company Termination Fee pursuant to Section 6.07(b)(ii).

(d) Parent shall pay to the Company the Parent Termination Fee if:

(i) this Agreement is terminated pursuant to Section 8.01(e)(i) or Section 8.01(e)(ii); and

(ii) the Company is not entitled to receive the Parent Reduced Termination Fee pursuant to Section 6.07(e).

(e) Parent shall pay to the Company the Parent Reduced Termination Fee if:

(i) (A) this Agreement is terminated pursuant to Section 8.01(b)(i), (B) if such termination is by the Company, the Company has, no less than three (3) days prior to such termination, notified Parent in writing that it is ready willing and able to consummate the Transactions, (C) at the time of such termination, all of the conditions set forth in Sections 7.01 and 7.02, other than the condition set forth in Section 7.01(b), have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing) and (D) the sole reason that the condition set forth in Section 7.01(b) is not satisfied is because Parent or any controlled Affiliate of Parent is required to dispose of any of its assets or to limit its freedom of action with respect to any of its material businesses, or to consent to any disposition of the Company’s material assets or limits on the Company’s freedom of action with respect to any of its material businesses, or to commit or agree to any of the foregoing in order to obtain any required consents, approvals, permits or authorizations or to remove any impediments to the Merger relating to any Antitrust Law, and Parent or any such controlled Affiliate of Parent failed to take such action, or

(ii) this Agreement is terminated by Parent pursuant to Section 8.01(b)(iii) because the condition set forth in Section 7.01(b) has become incapable of being satisfied on or before the Outside Date because Parent or any controlled Affiliate of Parent is required to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of the Company’s material assets or limits on the Company’s freedom of action with respect to any of its material businesses, or to commit or agree to any of the foregoing in order to obtain any required consents, approvals, permits or authorizations or to remove any impediments to the Merger relating to any Antitrust Law, and Parent or any such controlled Affiliate of Parent refuses to take such action.

Any fee due under Section 6.07(d) or this Section 6.07(e) shall be paid by wire transfer to the account specified in Schedule 6.07(e) of same-day funds on or before the tenth Business Day after termination of this Agreement by the Company (or Parent, if applicable). In no event shall Parent be required to pay the fee set forth in Section 6.07(d) or this Section 6.07(e) on more than one occasion.

(f) In the event that the Company or Parent shall fail to pay any amount required pursuant to this Section 6.07 when due, such amount shall accrue interest for the period commencing on the date such amount became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, as such bank’s Prime Lending Rate. In addition, if the Company or Parent shall fail to pay such amount when due, the party failing to pay such amount shall also pay to the other all of its costs and expenses (including attorneys’ fees) in connection with efforts to collect such amounts. The Company and Parent each acknowledge that the provisions of this Section 6.07 are an integral part of the Transactions and that, without these agreements, the other party would not enter into this Agreement.

(g) Notwithstanding anything to the contrary in this Agreement, (i) payment by the Company of the Company Termination Fee under the circumstances described in this Section 6.07 shall be the sole and exclusive remedy of Parent and Merger Sub if this Agreement is terminated by Parent pursuant to Sections 8.01(c) or 8.01(d) and Parent and Merger Sub shall not be entitled to any other remedy in connection therewith (it being agreed that prior to such termination, Parent and Merger Sub shall be entitled to any and all remedies available at law or in equity, including an order of specific performance as contemplated by Section 9.10) and (ii) the Company’s rights (A) to terminate this Agreement under Section 8.01(e) and to receive the Parent Termination Fee under Section 6.07(d) or (B) to receive the Parent Reduced Termination Fee upon termination of this Agreement in the circumstances described in Section 6.07(e) shall be the sole and exclusive remedies of the Company and its Affiliates against Parent and its Affiliates in connection with, and the Company (on its own behalf and on behalf of its Affiliates) hereby waives all other remedies (including equitable remedies) in connection with, (A) any failure of the Merger or the other Transactions to be consummated or (B) any breach by Parent or its Affiliates of their obligation to consummate the Transactions or of any representation, warranty, covenant or agreement set forth in this Agreement or in any Ancillary Agreement. Upon payment of the Parent Termination Fee or Parent Reduced Termination Fee, as applicable, in the circumstances described in this Section 6.07, none of Parent, Merger Sub or their Affiliates or any of their respective current, former or future directors, officers, shareholders, partners, stockholders, managers or members shall have any liability in respect of this Agreement, the Ancillary Agreements or any of the Transactions. Upon payment of the Company Termination Fee or Company Reduced Termination Fee, as applicable, in the circumstances described in this Section 6.07, none of the Company, any Company Subsidiary or their Affiliates or any of their respective current, former or future directors, officers, shareholders, partners, stockholders, managers or members shall have any liability in respect of this Agreement, the Ancillary Agreements or any of the Transactions. In no event shall the Company (and the Company shall ensure that its Affiliates do not) seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy (including any equitable remedy) of any kind, in connection with this Agreement, any Ancillary Agreement or any of the Transactions, except to the extent permitted pursuant to Section 6.07(d) and Section 6.07(e).

SECTION 6.08. Indemnification. (a) After the Effective Time, Parent shall cause the Surviving Corporation to continue to honor all the Company’s obligations to exculpate or indemnify the current or former directors or officers of the Company for acts or omissions by such persons occurring before the Effective Time (including acts or omissions relating to this Agreement, the Ancillary Agreement and the Transactions) to the extent that such obligations of the Company exist on the date of this Agreement, whether pursuant to the Company Charter, individual indemnity agreements or otherwise, in each case as in effect on the date hereof (or arising after the date hereof (i) with a newly hired officer, director, employee or agent in the Ordinary Course of Business or (ii) with Parent’s prior written consent, not to be unreasonably withheld, conditioned or delayed), and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company Charter and such individual indemnity agreements or other applicable documents from the Effective Time until the expiration the applicable statute of limitations with respect to any claims against such persons arising from, relating to, or otherwise in respect of, such acts or omissions. Without limiting the foregoing, Parent, from and after the Effective Time until seven (7) years from the Effective Time, shall cause, unless otherwise required by Law, the articles of association, certificate of incorporation and by-laws (as applicable) and comparable organizational documents of the Surviving Corporation and each of its subsidiaries to contain provisions no less favorable to any indemnified party with respect to exculpation and limitation of liabilities of directors and officers, insurance and indemnification than are set forth as of the date of this Agreement in the Company Charter and comparable organizational documents of the relevant Company Subsidiaries, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of any indemnified parties with respect to exculpation and limitation of liabilities or insurance and indemnification.

(b) For a period of seven (7) years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the Persons insured thereunder) with respect to claims arising from, relating to, or otherwise in respect of, facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 250% of the annual premium paid by the Company as of the date hereof (such amount, the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall cause to be maintained the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium. The Company may, with the prior written consent of Parent, prior to the Effective Time purchase a “tail policy” with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided, that in no event shall the cost of such policy exceed the Maximum Premium and, if such a “tail policy” is purchased, Parent shall have no further obligations under this Section 6.08(b). The current or former directors or officers may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such insurance.

(c) From and after the Effective Time the indemnified parties to whom this Section 6.08 applies shall be intended third party beneficiaries of this Section 6.08. From and after the Effective Time the provisions of this Section 6.08 are intended to be for the benefit of each such indemnified party, his or her successors, heirs or representatives. Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any such indemnified party in enforcing the indemnity and other obligations provided in this Section 6.08. For the avoidance of doubt, the rights of the indemnified parties to whom this Section 6.08 applies shall be in addition to any rights such Persons may have under the articles of association or comparable governing documents of the Company or any of the Company Subsidiaries, or under any applicable Contracts or Laws.

(d) This Section 6.08 shall be binding upon Parent and the Surviving Corporation and their respective successors and assigns. In the event that Parent or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, shall succeed to the obligations set forth in this Section 6.08.

SECTION 6.09. Public Announcement. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions and shall not issue any such press release or make any such public statement before such consultation, except to the extent required by Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. For the avoidance of any doubt, nothing in this Section 6.09 shall prevent any party from making or filing any public statement or report required to be made or filed by Law, court process or by obligations pursuant to any listing agreement with any national securities exchange, provided that, unless prohibited by applicable Law, such party provides the other with reasonable advanced notice, and permits such other party to comment thereon.

SECTION 6.10. Israeli Tax Rulings. (a) As soon as practicable following the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling including an interim ruling (which shall be confirmed by Parent prior to its submission) confirming that the conversion of Company Stock Options subject to Section 102 of the Ordinance in accordance with Section 6.04 (Company Stock Options) and Company Ordinary Shares subject to Section 102 of the Ordinance in accordance with Section 2.01(c) (Conversion of Company Ordinary Shares) shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Option Consideration and the Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). The Company shall include a request to exempt Parent, the Surviving Corporation and the Paying Agent from any withholding obligation, in the request for the Options Tax Ruling. Without limiting the generality of Section 6.03(c) and Section 6.03(d), each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling. The final text of the Option Tax Ruling shall in all circumstances be subject to the prior written confirmation of Parent or its counsel, which shall not be unreasonably delayed, withheld or conditioned. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Options Tax Ruling, as promptly as practicable, however, if a final or interim ruling is not obtained for any reason whatsoever by the Closing Date, the Closing shall not be delayed or postponed merely for that reason.

(b) As soon as practicable following the date hereof and no later than five (5) Business Days after the date hereof, the Company shall prepare and file, and shall instruct its Israeli counsel, advisors and accountants to prepare and file, with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission) that (i) with respect to holders of Company Ordinary Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Paying Agent and Surviving Corporation from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Paying Agent or the Surviving Corporation how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Company Ordinary Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (x) exempting Parent, the Paying Agent and Surviving Corporation from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Paying Agent or Surviving Corporation how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”), such ruling to be in form and substance to Parent’s reasonable satisfaction. Without limiting the generality of Section 6.03(c) and Section 6.03(d), each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling. The final text of the Withholding Tax Ruling shall in all circumstances be subject to the prior written confirmation of Parent or its counsel, which shall not be unreasonably delayed, withheld or conditioned. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Withholding Tax Ruling as promptly as practicable, however, if a final or interim ruling is not obtained for any reason whatsoever by the Closing Date, the Closing shall not be delayed or postponed merely for that reason.

(c) If any of the Withholding Tax Ruling or the Options Tax Ruling is not obtained prior to the Closing Date, the Closing shall not be delayed or postponed merely for that reason and the Company shall instruct its Israeli counsel, advisors and accountants to apply to the ITA prior to the Closing Date for an extension of time with respect to the obligation to deduct or withhold Israeli Tax from the Merger Consideration and/or Option Consideration, as applicable, payable pursuant to this Agreement and if such extension is not granted prior to the date such payments become due and payable, Parent, Paying Agent, the 102 Trustee or the Surviving Corporation may make such payments and withhold any applicable Israeli Taxes in accordance with applicable Law.

SECTION 6.11. Merger Sub Obligation. Parent shall cause Merger Sub to comply with all of its obligations under this Agreement. During the period from the date of this Agreement through the Effective Time, except as expressly provided in this Agreement, Merger Sub shall not, and Parent shall not permit Merger Sub to, conduct any business or undertake any activities except as required to perform its express obligations hereunder or otherwise in connection with the Transactions.

ARTICLE VII

Conditions Precedent

SECTION 7.01. Conditions to Each Party’s Obligation To Effect The Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Shareholder Approval. The Company shall have obtained the Company Shareholder Approval.

(b) Antitrust. Any waiting period (and any extension thereof) applicable to the Merger under any applicable Antitrust Laws shall have been terminated or shall have expired, any Consents required to be obtained prior to the Closing under any applicable Antitrust Laws in connection with the Merger shall have been obtained and any Filings required to be made prior to the Closing under any applicable Antitrust Laws in connection with the Merger shall have been made.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

(d) Israeli Statutory Waiting Periods. At least 50 days shall have elapsed after the filing of the Merger Proposals with the Companies Registrar and at least 30 days shall have elapsed after the approval of the Merger by the shareholders of the Company and Merger Sub.

(e) Certificate of Merger. The Company and Merger Sub shall have received the Certificate of Merger from the Companies Registrar.

SECTION 7.02. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Representations and Warranties. Each representation and warranty of the Company in Section 3.01 (Organization, Standing and Power), Section 3.02 (Share Capital of the Company and the Company Subsidiaries) and Section 3.03 (Authority, Execution and Delivery; Enforceability; Other Matters) shall be true and correct, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representation or warranty expressly relates to another date (in which case such representation and warranty shall be true and correct on and as of such other date). Each representation and warranty of the Company in Section 3.10 (Intellectual Property) and Section 3.15 (Taxes) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representation or warranty expressly relates to another date (in which case such representation and warranty shall be true and correct in all material respects on and as of such other date). The other representations and warranties of the Company in this Agreement shall be true and correct (disregarding any qualifications as to materiality or Company Material Adverse Effect contained therein), as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct (disregarding any qualifications as to materiality or Company Material Adverse Effect contained therein) on and as of such other date), except for such failures to be true and correct that individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c) No Governmental Litigation. There shall not be pending or threatened any Proceeding by any Governmental Entity, in each case that has a reasonable likelihood of success, (i) challenging the acquisition by Parent or Merger Sub of any Company Ordinary Shares, seeking to prohibit the consummation of the Merger or any other Transaction or seeking to obtain from the Company, Parent or Merger Sub any damages that are material in relation to the Company and the Company Subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, taken as a whole, (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any Company Ordinary Shares, including the right to vote the Company Ordinary Shares purchased by it on all matters properly presented to the shareholders of the Company, (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company and the Company Subsidiaries, or (v) seeking to impose damages on Parent, the Company or any of their respective subsidiaries as a result of the Transactions in amounts that are material in relation to the Company or the Transactions.

(d) Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e) Director Resignations. Parent shall have received written resignation letters from each of the members of the respective board of directors of the Company and the Company Subsidiaries, or other evidence of their removal, effective as of the later of the Closing or the appointment of at least one Parent-nominated director.

(f) No Indebtedness For Borrowed Money. As of the Effective Time, the Company shall not have any indebtedness for borrowed money and Parent shall have received a certificate signed on behalf of the Company by the chief financial officer of the Company to such effect.

(g) OCS Approval. The OCS Approval shall have been obtained, except if the failure to obtain such approval results from a requirement to pay the OCS money as a condition for such approval and Parent does not assume such payment.

SECTION 7.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Representations and Warranties. Each representation and warranty of Parent and Merger Sub in Section 4.01 (Organization, Standing and Power) and Section 4.02 (Authority, Execution and Delivery; Enforceability) shall be true and correct, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representation or warranty expressly relates to another date (in which case such representation and warranty shall be true and correct on and as of such other date). The other representations and warranties of Parent and Merger Sub in this Agreement shall be true and correct (disregarding any qualifications as to materiality or Parent Material Adverse Effect contained therein), as of the date of this Agreement and on the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct (disregarding any qualifications as to materiality or Parent Material Adverse Effect contained therein) on and as of such other date), except for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by an authorized officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or before the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by authorized officer of Parent to such effect.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01. Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the Transactions contemplated hereby abandoned at any time before the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a) by mutual written consent of Parent, Merger Sub and the Company;

(b) by either Parent or the Company:

(i) if the Merger is not consummated on or before August 14, 2012 (the “Outside Date”); provided, however, that Parent or the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.01(b)(i) if the failure to consummate the Merger by such date results from material breach by Parent or Merger Sub (in the case of termination by Parent) or the Company (in the case of termination by the Company) of any of its representations, warranties, covenants or agreements contained herein or in any Ancillary Agreement;

(ii) if any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that if the issuance of such final, non-appealable order, decree, ruling or other action was primarily due to the failure of a party to perform any of its obligations under this Agreement or under any other Ancillary Agreement then any termination of the Agreement by such party pursuant to this Section 8.01(b)(ii) shall be deemed to be a termination by the other party pursuant to Section 8.01(c) or 8.01(e), as applicable;

(iii) if any condition to the obligation of such party to consummate the Merger set forth in Section 7.01 or Section 7.02 (in the case of Parent) or Section 7.01 or Section 7.03 (in the case of the Company) becomes incapable of being satisfied on or before the Outside Date; provided, however, that Parent or the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.01(b)(iii) if the failure of such condition results from material breach by Parent or Merger Sub (in the case of termination by Parent) or the Company (in the case of termination by the Company) of any of its representations, warranties, covenants or agreements contained herein or in any Ancillary Agreement;

(iv) if, upon a vote at a duly held meeting to obtain the Company Shareholder Approval, the Company Shareholder Approval is not obtained;

(c) by Parent, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02 (Conditions to Obligations of Parent and Merger Sub) and (ii) cannot be cured or has not been cured within 45 days after the giving of written notice to the Company of such breach;

(d) by Parent:

(i) if the Company Board fails to reaffirm publicly and unconditionally its recommendation to the Company’s shareholders that they give the Company Shareholder Approval within four (4) days of Parent’s written request to do so (which request may be made at any time following public disclosure of a Company Takeover Proposal), which public reaffirmation must also include the unconditional rejection of such Company Takeover Proposal; provided that Parent shall no longer be entitled to terminate this Agreement pursuant to this clause (i) if the Company Shareholder Approval is obtained; or

(ii) if (A) the Company or any of its Representatives takes any of the actions prohibited by Section 5.02 (No Solicitation by the Company) or (B) a Company Recommendation Change shall have occurred; or

(iii) if any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition prevents the enforcement of Section 6.07(b) or Section 6.07(c) (Fees and Expenses); or

(e) by the Company:

(i) if Parent breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.03 (Conditions to Obligation of the Company) and (B) cannot be or has not been cured within 45 days after the giving of written notice to Parent of such breach; or

(ii) if, (A) all of the conditions set forth in Sections 7.01 and 7.02 have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing), (B) the Company has notified Parent in writing that it is ready, willing and able to consummate the transactions contemplated by this Agreement, (C) Parent and Merger Sub fail to complete the Closing when required pursuant to Section 1.02, and (D) Parent and Merger Sub fail to complete the Closing within three (3) Business Days after the date of receipt of the notice contemplated by clause (B) and the Company stood ready, willing and able to consummate the Merger through the end of such three (3) Business Day period.

For the avoidance of doubt, subject to Section 6.07(g) and Section 9.10, the existence of the right of a party to terminate this Agreement as provided in this Section 8.01 shall not, prior to such termination, derogate from or affect any other right or remedy such party may have prior to such termination.

SECTION 8.02. Notice of Termination; Effect of Termination. In order to terminate this Agreement under Section 8.01, the terminating party shall give written notice of such termination to the other parties specifying the provision or provisions of this Agreement on which such termination is based. Upon such termination in accordance with Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the penultimate sentence of Section 6.02 (Access to Information; Confidentiality), Section 6.07 (Fees and Expenses), this Section 8.02 and Article IX (General Provisions), which provisions shall survive such termination; provided, however, that, subject to Section 6.07(g), the termination of this Agreement shall not relieve any party from any liability for any intentional or willful inaccuracy in or intentional or willful breach of any representation, warranty, covenant, obligation or other provision hereof. In addition, in the event that this Agreement is terminated pursuant to Section 8.01(a), Section 8.01(b) or Section 8.01(e), Parent agrees that for a period of eighteen (18) months commencing from the date on which this Agreement is terminated, Parent will not directly or indirectly solicit to employ any of the officers or employees of the Company or any Company Subsidiary, provided that the following shall be deemed not to be a violation of the foregoing: (a) any general solicitations not specifically targeting officers or employees of the Company or a Company Subsidiary and any hiring resulting therefrom; or (b) soliciting or hiring officers or employees whose employment has been terminated by the Company or any Company Subsidiary at least six (6) months prior to their solicitation by Parent.

SECTION 8.03. Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (i) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders and (ii) no amendment shall be made to this Agreement after the Effective Time. Except as required by Law, no amendment of this Agreement by the Company shall require the approval of the shareholders of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.04. Extension; Waiver. At any time before the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that (i) after receipt of the Company Shareholder Approval, there shall be made no waiver that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders and (ii) no waiver shall be made under this Agreement after the Effective Time. Except as required by Law, no extension or waiver by the Company shall require the approval of the shareholders of the Company. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. For any matter under this Agreement requiring the consent or approval of any party, such consent or approval shall be valid and binding on a party hereto only if such consent or approval is delivered in an instrument in writing signed on behalf of such party.

SECTION 8.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require in the case of Parent, Merger Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors. Termination of this Agreement before the Effective Time shall not require the approval of the shareholders of the Company.

ARTICLE IX

General Provisions

SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses or facsimile numbers or electronic mail addresses (or at such other address or facsimile number or electronic mail address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to

Avaya Inc.
211 Mt. Airy Road
Basking Ridge, NJ 07920

Attention:	Corporate Secretary
Facsimile:	(908) 953-4912
e-mail:	fmahr@avaya.com

with copies (which shall not constitute notice) to:

Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
United States of America

Attention:	Irving L. Rotter
Asi Kirmayer
Facsimile:	(212) 839-5599
e-mail:	irotter@sidley.com
akirmayer@sidley.com

and

Meitar Liquornik Geva & Leshem Brandwein
16 Abba Hillel Rd.
Ramat Gan 52506,
Israel

Attention:	Clifford M.J. Felig
Mike Rimon
Facsimile:	(972) 3-610-3111
e-mail:	cfelig@meitar.com
mrimon@meitar.com

(b) if to the Company, to

RADVISION Ltd.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

Attention: Rael Kolevsohn, VP & General Counsel

Facsimile:	(972)3 767-9382
e-mail:	rael@radvision.com

with copies (which shall not constitute notice) to:

Carter Ledyard & Milburn LLP
2 Wall Street, New York, NY 10005

Attention: Steven J. Glusband
Facsimile: (212) 732-3232
e-mail:	glusband@clm.com

and

Goldfarb Seligman & Co.
98 Yigal Alon Street
Tel-Aviv, 67891
Israel

Attention:	Ashok J. Chandrasekhar
Noam Nativ
Facsimile:	(972) 3-608-9121
e-mail:	ashok.chandrasekhar@goldfarb.com
noam.nativ@goldfarb.com

SECTION 9.03. Definitions. For purposes of this Agreement:

“102 Trustee” means Zvi Zimran, CPA, acting as the trustee appointed by the Company in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to Company 102 Securities.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. The term “control”, for the purpose of this definition, has the meaning specified in Rule 405 under the Securities Act.

“Ancillary Agreements” means the Voting Agreements, the Non-Competition and Non-Solicitation Agreement and the other agreements and instruments executed and delivered in connection with this Agreement.

“Business Day” means any day, other than a Friday, Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in The City of New York, New York or Tel-Aviv, Israel.

“Cause” means, with respect to a Key Employee, that the Key Employee has committed acts of material breach of trust or confidence, has committed illegal acts or has engaged in activity contrary to applicable professional or ethical standards or has materially breached any provision of his employment agreement.

“Company 102 Securities” means (i) Company Stock Options granted under Section 102(b)(2) of the Ordinance, or granted under Section 102 of the Ordinance prior to January 1, 2003, and (ii) Company Ordinary Shares issued upon the exercise of any such Company Stock Options and held by the 102 Trustee pursuant to the Ordinance.

“Company ERISA Affiliate” means each Company Subsidiary and any other person or entity under common control with the Company or any Company Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

“Company Intellectual Property” means all Intellectual Property (a) owned, used or filed by the Company or any Company Subsidiary; (b) incorporated by the Company or any Company Subsidiary in its Products; or (c) licensed to the Company or any Company Subsidiary.

“Company IP Contract” means any and all Contracts by the Company or any Company Subsidiary and any third party concerning Intellectual Property or Technology (with the exception of Off-the-Shelf IP Contracts) including all (a) licenses of Intellectual Property or Technology by the Company or any Company Subsidiary to any third party, (b) licenses of Intellectual Property or Technology by any third party to the Company or any Company Subsidiary, (c) Contracts between the Company or any Company Subsidiary and any third party relating to the transfer, development, maintenance or use of Intellectual Property or Technology, the development or transmission of data, or the use, modification, framing, linking, advertisement or other practices with respect to Internet websites, and (d) (i) consents or settlements or (ii) decrees, orders, injunctions, judgments or rulings by any Governmental Entity, in each case, governing the use, validity or enforceability of Intellectual Property or Technology.

“Company Material Adverse Effect” means a material adverse effect (a) on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) on the ability of the Company to consummate the Merger and to perform its obligations under this Agreement and the Ancillary Agreements; provided, however, that for purposes of this Agreement the term “Company Material Adverse Effect” shall not include effects to the extent they result from (i) changes in general economic conditions or political conditions or financial credit or securities markets in general in any country or region in which a material portion of the business of the Company and the Company Subsidiaries is conducted, (ii) changes in the industry in which the Company and the Company Subsidiaries operate, (iii) changes in Law or in any authoritative interpretation of any Law by any Governmental Entity, (iv) changes in GAAP or any authoritative interpretation thereof, (v) any “act of God” including natural disasters and earthquakes, acts of war, sabotage, armed hostilities, terrorism or military actions, or escalation or material worsening thereof, (vi) any changes in exchange rates, (vii) the performance by the Company of this Agreement and the Transactions, (viii) any action required to be taken by the Company under this Agreement or taken by the Company at the written request of Parent, (ix) any decline in the market price or decrease or increase in the trading volume of Company Ordinary Shares after the date of this Agreement, but any facts or circumstances underlying such decline in price or increase or decrease in trading volume shall be taken into account in determining whether a Company Material Adverse Effect has occurred, (x) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Laws relating to this Agreement, the Merger or the other Transactions, or the approval thereof, except to the extent that such breach or violation constitutes a breach of a representation or warranty made by the Company as of the date hereof in this Agreement, and (xi) any failure to meet internal or published projections, forecasts, or revenue or earning predictions for any period, but any facts or circumstances underlying such failure shall be taken into account in determining whether a Company Material Adverse Effect has occurred; but any effects resulting from the matters referred to in this proviso shall be excluded only to the extent such matters occur after the date hereof, and any effects resulting from the matters referred to in clauses (i), (ii), (iii), (iv), (v) or (vi) shall be excluded only to the extent such matters do not disproportionately impact the Company or the Company Subsidiaries as compared to other companies operating in the same industry.

“Company Reduced Termination Fee” means a non-refundable fee payable by the Company in the amount of $3,000,000.

“Company Software” means all Software used in or necessary for the conduct of the business of the Company or any Company Subsidiary, or owned or held for use by the Company or any or any Company Subsidiary with the exception of Software that is part of Off-the-Shelf IP Contracts.

“Company Stock Option” means any option to purchase Company Ordinary Shares granted under any Company Stock Plans.

“Company Stock Plans” means the RADVISION Year 2000 Stock Option Plan, the RADVISION Ltd. Key Employee Share Incentive Plan (1996) and the RADVISION Ltd. Consultants Option Plan (1999).

“Company Takeover Proposal” means any offer or proposal by any Person concerning any (i) merger, consolidation, other business combination or similar transaction involving the Company or any Company Subsidiary, pursuant to which such Person (or the shareholders of such Person) would own 15% or more of the consolidated assets, revenues or net income of the Company, (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company or any Company Subsidiary (including Equity Interests of any of Company Subsidiary) representing 15% or more of the consolidated assets, revenues or net income of the Company, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 15% or more of the voting power of the Company, (iv) transaction or series of transactions in which any Person (or the shareholders of such Person) would acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 15% or more of the voting power of the Company or (v) any combination of the foregoing.

“Company Technology” means all Technology used in or necessary for the conduct of the business of the Company or any Company Subsidiary, owned or held for use.

“Company Termination Fee” means a non-refundable fee payable by the Company in the amount of $10,000,000.

“Copyrights” means copyrights, whether registered or unregistered and whether or not registrable, (including copyrights in Software), mask work rights and registrations and applications therefore and all moral and common law rights therein, including rights under Section 45 of the Israeli Copyright Law 2007 or under any other similar provision of any Law of any applicable jurisdiction.

“ECI” means the Israel Law for the Encouragement of Capital Investments-1959.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Filed Company SEC Documents” means the reports, schedules, forms, statements and other documents (including the exhibits and other information incorporated therein) filed with or furnished to the SEC by the Company and publicly available before the date hereof.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Government Grant” means any grant, incentive, qualification or subsidy from the government of the State of Israel or any other Governmental Entity, or judicial or arbitral body thereof, any outstanding application to receive the same filed by the Company or any Company Subsidiary, including, any material Tax or other incentive granted to or enjoyed by the Company and any Company Subsidiary under the Laws of the State of Israel.

“Immaterial Company Technology” means Company Technology that consists solely of (a) third-party development hardware and/or software tools, or (b) third-party off-the-shelf hardware components.

“Indebtedness” means, with respect to a Person, without duplication, (a) all indebtedness for borrowed money, (b) all indebtedness for the deferred purchase price of property or services (other than personal property, including inventory and services purchased, trade payables, other expense accruals and deferred compensation items arising in the Ordinary Course of Business), (c) all obligations evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the Ordinary Course of Business in respect of which such Person’s liability remains contingent), (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (d) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities and (e) any liability of others described in clauses (a) through (d) above that the Person has guaranteed or that is otherwise its legal liability (including pursuant to any keepwell agreement), and including in clauses (a) through (e) above any accrued and unpaid interest or penalties thereon.

“Intellectual Property” means all of the rights arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any foreign jurisdiction: (a) Patents; (b) Marks; (c) Copyrights; (d) Trade Secrets; (e) all applications, registrations and permits related to any of the foregoing clauses (b) through (d); and (f) any and all other similar proprietary rights in any jurisdiction.

“Investment Center” means the Investment Center of the Israeli Ministry of Industry, Trade and Labor established under the ECI.

“Judgment” means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by, or any consent agreement with, any Governmental Entity (in each case whether temporary, preliminary or permanent).

“Key Employee” means each Person set forth on Schedule 7.02(k).

“Knowledge” when used with respect to (i) Parent, means the actual knowledge of any fact, circumstance or condition of those officers of Parent and Merger Sub set forth on Exhibit B) (the “Parent Knowledge Group”) and (ii) the Company, means the actual knowledge of any fact, circumstance or condition of those officers of the Company set forth on Exhibit C) (the “Company Knowledge Group”), and, in each case, the actual knowledge that such officers have after conducting a reasonable inquiry of the other executives and managers having primary responsibility for such matters.

“Law” means any Federal, state, local, foreign, international or multinational treaty, constitution, statute or other law (including common law), ordinance, rule or regulation.

“Lien” means any mortgage, lien, security interest, pledge, reservation, equitable interest, charge, easement, lease, sublease, conditional sale or other title retention agreement, right of first refusal, hypothecation, covenant, servitude, right of way, variance, option, warrant, claim, community property interest, restriction (including any restriction on use, voting, transfer, alienation, receipt of income or exercise of any other attribute of ownership) or encumbrance of any kind.

“Marks” means trademarks, service marks, trade names (whether registered or unregistered), service names, industrial designs, brand names, brand marks, trade dress rights, Internet domain names, identifying symbols, logos, emblems, signs or insignia, and including all goodwill associated with the foregoing.

“Nasdaq” means The NASDAQ Stock Market.

“OCS” means the Office of the Chief Scientist of the Israeli Ministry of Trade, Industry & Labor.

“OCS Approval” means the written approval of the OCS for the transfer of the Company’s OCS supported technology outside of Israel, free of any restrictions and conditions provided in the Israeli Encouragement of Industrial Research and Development Law, 1984 and the regulations and rules promulgated thereunder.

“Off-the-Shelf IP Contracts” means in-bound Contracts by which the Company or a Company Subsidiary is bound that are: (a) related to third-party Intellectual Property that (i) is the generally commercially available, off-the-shelf version, (ii) is licensed pursuant to a “clickwrap”- or “shrinkwrap”-type license, and (iii) can be procured (or functionally replaced) by the Company or a Company Subsidiary for an annual fee that is less than $1,000 for a single user or for an annual fee that is less than $5,000 for all users/work stations; or (b) Publicly Available Software.

“Ordinary Course of Business” means, with respect to an action taken by any Person, an action that is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person.

“Parent Material Adverse Effect” means a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement and the Ancillary Agreements or on the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

“Parent Reduced Termination Fee” means a non-refundable fee payable by Parent in the amount of $15,000,000 (fifteen million U.S. Dollars).

“Parent Termination Fee” means a non-refundable fee payable by Parent in the amount of $30,000,000 (thirty million U.S. Dollars).

“Patents” means patents, patent applications, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof.

“Permitted Lien” means (i) such Liens as are set forth in Schedule 3.08 or 3.09(a), (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the Ordinary Course of Business, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business and liens for Taxes that are not due and payable, (iii) easements, covenants, rights-of-way and other similar restrictions of record, (iv) any conditions that may be shown by a current, accurate survey or physical inspection of any Company Property made before the Closing, (v) (A) zoning, building and other similar restrictions, (B) title to any portion of the premises lying within the right of way or boundary of any public road or private road, and (C) unrecorded easements, covenants, rights-of-way and other similar restrictions, (vi) imperfections of title or encumbrances that, individually or in the aggregate, do not impair materially, and would not reasonably be expected to impair materially, the continued use and operation of the assets to which they relate in the conduct of the business of the Company and the Company Subsidiaries as presently conducted, (vii) any statutory Liens for Taxes not yet due or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the financial statements in accordance with GAAP and (viii) such Liens or other imperfections of title, if any, that, do not individually or in the aggregate, adversely affect the use of the relevant property or assets,.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Prior Company Bidder” means any Person (other than Parent and Merger Sub) with which the Company entered into a confidentiality, standstill or similar agreement before the execution and delivery hereof or had discussions or negotiations before the execution and delivery hereof regarding any proposal that constituted, or could reasonably have been expected to lead to, any Company Takeover Proposal, and any Affiliate of such Person.

“Proceeding” means any suit, action, proceeding, arbitration, audit, hearing, or investigation (in each case, whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Publicly Available Software” means any open source or free Software (including any Software licensed pursuant to a GNU public license) or other Software that requires as a condition of use, modification or distribution that other Software incorporated into, derived from or distributed with such Software (a) be disclosed or distributed in source code form, (b) be licensed for the purpose of making derivative works or (c) be redistributable at no charge.

“Representative” means, with respect to any Person, any direct or indirect subsidiary of such Person, or any officer, director, investment banker, attorney or other agent, advisor or representative of such Person or any direct or indirect subsidiary of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Service Provider” means any telecommunications carrier.

“Software” means computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials related to any of the foregoing.

“Specified Entity” means each of the Persons set forth on Schedule 9.03(b) or any of such Person’s controlled Affiliates.

“Specified Products” means the products and versions set forth on Schedule 3.10(l).

A “subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Superior Company Proposal” means a bona fide binding and unconditional written Company Takeover Proposal (except that references in the definition of “Company Takeover Proposal” to “15% or more” shall be replaced by “a majority”), on its most recently amended or modified terms, if amended or modified, made by a Person, for which any necessary financing is unconditionally committed and that the Company Board determines in good faith (after consultation with outside legal counsel and based on the written opinion, with only customary qualifications, of its financial advisor) to be (i) more favorable to the holders of Ordinary Shares than the Transactions, (taking into account the likelihood of effecting the transaction, including all financial, legal, regulatory and other aspects thereof, and taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such proposal or otherwise)) and relevant legal, financial and regulatory aspects of the proposal and the payment, if any, of the Company Termination Fee, the identity of the third party making such proposal and the conditions for completion of such proposal and (ii) reasonably expected to be completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

“TASE” means the Tel-Aviv Stock Exchange.

“Technology” means all tangible embodiments of the designs, formulas, algorithms, procedures, techniques, ideas, know-how, Software (whether in source code, object code or human readable form), databases and data collections, Internet websites and web content, tools, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media, whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing, or used in the design, development, reproduction, maintenance or modification of any of the foregoing.

“Trade Secrets” means confidential and proprietary information, or non-public processes, designs, specifications, technology, know-how, techniques, formulae, inventions, concepts, trade secrets, discoveries, ideas and technical data and information.

SECTION 9.04. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the generality of the foregoing”. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. Any disclosure set forth in any Schedule shall be deemed set forth for purposes of any other Schedule to which such disclosure is relevant, to the extent that it is readily apparent that such disclosure is relevant to such other Schedule; provided, however, that no disclosure shall qualify Section 3.01 (Organization, Standing and Power), Section 3.02(a) (Share Capital of the Company and the Company Subsidiaries), Section 3.03 (Authority, Execution and Delivery; Enforceability; Other Matters), Section 3.10(l) (Intellectual Property), Section 4.01 (Organization, Standing and Power), Section 4.02 (Authority, Execution and Delivery; Enforceability), Section 4.05 (Availability of Funds) unless it is set forth in the specific Schedule, or the section or subsection of the Schedule, corresponding to such Section. Any document, list or other item shall be deemed to have been “made available” to Parent or the Company, as applicable, for all purposes of this Agreement only if such document, list or other item was posted before the date hereof in the electronic data room established by the Company in connection with the Transactions or was made available on the SEC’s public website. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SECTION 9.05. Severability. Subject to Section 8.01 (Termination), if any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Subject to Section 8.01 (Termination), upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including, without limitation, in pdf or other scan format) shall be sufficient to bind the parties to the terms and conditions of this Agreement.

SECTION 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Ancillary Agreements, including the Exhibits and Schedules thereto, and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions. Except for: (i) the rights of the Company’s shareholders to receive the Merger Consideration after the Effective Time, if the Closing occurs, (ii) the right of the holders of Company Share Options to receive the Option Consideration after the Effective Time, if the Closing occurs and (iii) Section 6.08 (Indemnification), this Agreement and the Ancillary Agreements, including the Exhibits and Schedules thereto, are not intended to confer upon any Person other than the parties any rights or remedies. For the avoidance of doubt, neither the Company Shareholders, nor the holders of Company Share Options shall be deemed third party beneficiaries of this Agreement unless and until the Closing occurs and neither the Company Shareholders nor the holders of Company Share Options shall have any right to enforce this Agreement except after the Closing, if the Closing occurs, and then only with respect to the rights referred to in clauses (i) and (ii) above.

SECTION 9.08. Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED EXCLUSIVELY BY THE INTERNAL LAWS OF THE STATE OF ISRAEL, WITHOUT REGARD TO ANY CONFLICTS OF LAW PRINCIPLES THAT WOULD CAUSE THE LAWS OF ANOTHER JURISDICTION TO BE APPLICABLE.

SECTION 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10. Enforcement.

(a) The Company agrees that irreparable damage could occur in the event that any of the provisions of this Agreement or any Ancillary Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, Parent and Merger Sub shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or any Ancillary Agreement and to seek to enforce specifically the terms and provisions of this Agreement or any Ancillary Agreement in any court in the State of Israel, this being in addition to any other remedy to which they are entitled at law or in equity. In no event and under no circumstances is the Company or any of its Affiliates permitted to seek or obtain any injunction or injunctions to prevent breaches of this Agreement or seek or obtain any order to specifically enforce the terms or provisions of this Agreement or any Ancillary Agreement, it being agreed that the sole and exclusive remedy of the Company and its Affiliates against Parent and its Affiliates shall be as provided in Section 6.07(g). Notwithstanding anything else in this Agreement to the contrary, the Company shall not, prior to the earlier of the Closing and termination of this Agreement in accordance with its terms, be entitled to seek or obtain any remedy against Parent or Merger Sub as a result of the failure of the Merger to be consummated or for breach or failure to perform hereunder or otherwise (in any case, whether willfully, intentionally, unintentionally or otherwise). In addition, each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of any competent court in Tel-Aviv-Jaffa, Israel in the event any dispute arises out of this Agreement, any Ancillary Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement, any Ancillary Agreement or any Transaction in any court other than in the State of Israel and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement, any Ancillary Agreement or any Transaction.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

AVAYA INC.

By:	/s/ Vinay Bassi
	Name:	Vinay Bassi
	Title:	Vice President – Corporate Development

SONIC ACQUISITION LTD.

By:	/s/ Vinay Bassi
	Name:	Vinay Bassi
	Title:	Authorized Person

RADVISION LTD.

By:	/s/ Boaz Raviv
	Name:	Boaz Raviv
	Title:	CEO

By:	/s/ Adi Sfadia
	Name:	Adi Sfadia
	Title:	CFO